Exhibit 99.2

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2015 AND 2014

ATTACHMENT: INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

WOORI BANK

Deloitte Anjin LLC 9F., One IFC,
10, Gukjegeumyung-ro Youngdeungpo-gu, Seoul
150-945, Korea
Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Bank

Report on the Separate Financial Statements

We have reviewed the accompanying separate interim financial statements of Woori Bank (the “Bank”). The financial statements consist of the separate statements of financial position as of June 30, 2015, the related separate statements of comprehensive income for the three and six months ended June 30, 2015 and 2014, respectively, the related separate statements of changes in equity and cash flows for the six months ended June 30, 2015 and 2014, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate interim Financial Statements

The Bank’s management is responsible for the preparation and fair presentation of the accompanying separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants’ Responsibility

Our responsibility is to express a conclusion on the accompanying separate interim financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements of the Bank are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Others

We audited the separate statement of financial position as of December 31, 2014, and the related separate statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2014 (not presented in the accompanying separate interim financial statements), all expressed in Korean Won, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 6, 2015. The separate statement of financial position as of December 31, 2014 presented as a comparative purpose in the accompanying interim financial statements does not differ, in all material respects, from the audited separate statement of financial position as of December 31, 2014.

Accounting principles and review standards and their application in practice vary among countries. The accompanying separate financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

August 13, 2015

Notice to Readers

This report is effective as of August 13, 2015, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between the independent accountants’ review report date and the time the report is read. Such events or circumstances could significantly affect the separate interim financial statements and may result in modifications to the independent accountants’ review report.

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2015 AND 2014

The accompanying separate interim financial statements including all footnote disclosures were prepared by and are the responsibility of the management of the Bank.

Kwang Goo Lee

Chairman and Chief Executive Officer

Main Office Address:	(Road Name Address)	51 Sogong-ro, Jung-gu, Seoul
	(Phone Number)	02-2002-3000

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014

	June 30, 2015	December 31, 2014
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	3,745,008	4,668,916
Financial assets at fair value through profit or loss (Notes 4, 7, 11, 12, 18 and 26)	3,123,096	3,097,309
Available-for-sale financial assets (Notes 4, 8, 11, 12 and 18)	17,074,378	17,791,224
Held-to-maturity financial assets (Notes 4, 9, 11, 12 and 18)	14,191,076	12,989,894
Loans and receivables (Notes 4, 10, 11, 12, 44 and 45)	226,491,762	210,640,380
Investments in subsidiaries and associates (Note 13)	3,686,836	3,619,036
Investment properties (Note 14)	373,885	350,785
Premises and equipment (Notes 15, 17 and 18)	2,309,379	2,348,450
Intangible assets (Note 16)	195,898	43,186
Assets held for sale (Note 17)	11,583	6,837
Current tax assets (Note 42)	32,502	1,058
Deferred tax assets (Note 42)	115,360	193,453
Derivative assets (Notes 4, 11, 12 and 26)	202,732	196,061
Other assets (Notes 19 and 45)	127,680	124,712

Total assets	271,681,175	256,071,301

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4, 11, 12, 20 and 26)	3,241,156	2,670,358
Deposits due to customers (Notes 4, 11, 21 and 45)	190,818,358	181,288,444
Borrowings (Notes 4, 11, 12 and 22)	17,839,922	16,139,529
Debentures (Notes 4, 11 and 22)	19,076,359	20,998,041
Provisions (Notes 23 and 44)	544,602	667,286
Net defined benefit liability (Note 24)	7,331	43,381
Current tax liabilities (Note 42)	—	261,228
Derivative liabilities (Notes 4, 11, 12 and 26)	1,856	—
Other financial liabilities (Notes 4, 11, 12 and 25)	21,315,284	15,857,059
Other liabilities (Notes 25 and 45)	147,851	289,570

Total liabilities	252,992,719	238,214,896

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 (CONTINUED)

	June 30, 2015	December 31, 2014
	(Korean Won in millions)
EQUITY
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,334,002	2,538,823
Capital surplus (Note 28)	269,533	269,533
Other equity (Note 30)	119,822	(695,522)
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of June 30, 2015 and December 31, 2014 is 1,382,443 million Won and 1,193,393 million Won, respectively)
(Unreserved regulatory reserve for credit loss as of June 30, 2015 and December 31, 2014 is nil, respectively )
(Regulatory reserve for credit loss to be reserved as of June 30, 2015 and December 31, 2014 is 123,028 million Won and 189,050 million Won, respectively)
(Planned reversal of regulatory reserve for credit loss as of June 30, 2015 and December 31, 2014 is 123,028 million Won and 189,050 million Won, respectively)	11,583,707	12,362,179

Total equity	18,688,456	17,856,405

Total liabilities and equity	271,681,175	256,071,301

See accompanying notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

	Korean Won
	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(In millions, except for income per share data)
Interest income	1,921,038	3,868,900	2,127,377	4,223,467
Interest expense	917,967	1,887,052	1,099,694	2,186,366

Net interest income (Notes 34 and 45)	1,003,071	1,981,848	1,027,683	2,037,101
Fees and commissions income	248,704	487,249	237,749	471,169
Fees and commissions expense	35,021	58,798	33,758	66,906

Net fees and commissions income (Notes 35 and 45)	213,683	428,451	203,991	404,263
Dividend income (Note 36)	54,459	99,668	69,410	118,047
Net gain (loss) on financial instruments at fair value through profit or loss (Note 37)	3,816	29,996	553	(388)
Net gain (loss) on available-for-sale financial assets (Note 38)	8,850	(22,656)	12,376	(38,095)
Impairment losses due to credit loss (Notes 39 and 45)	(331,840)	(599,448)	(230,913)	(266,320)
General and administrative expenses (Note 40)	(737,892)	(1,395,369)	(692,083)	(1,288,338)
Other net operating income (expenses) (Notes 40 and 45)	15,422	(102,294)	(130,157)	(284,120)

Operating income	229,569	420,196	260,860	682,150
Share of income (loss) of subsidiaries and associates (Note 13)	(382)	(21,402)	14,260	(55,047)
Other net non-operating income	2,037	147,178	26,250	25,214

Non-operating income (loss) (Note 41)	1,655	125,776	40,510	(29,833)
Net income before income tax expense	231,224	545,972	301,370	652,317
Income tax expense (Note 42)	31,275	99,472	98,147	149,914

Net income
(Net income after the provision of regulatory reserve for credit loss for the six months ended June 30, 2015 and 2014 is 323,472 million Won and 429,588 million Won, respectively, and net income after the provision of regulatory reserve for credit loss for the three months ended June 30, 2015 and 2014 is 288,775 million Won and 117,057 million Won, respectively) (Note 32)	199,949	446,500	203,223	502,403

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014 (CONTINUED)

	Korean Won
	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(In millions, except for income per share data)
Remeasurement of the net defined benefit liability	32,907	(26,082)	816	(27,632)

Items that will not be reclassified to profit or loss	32,907	(26,082)	816	(27,632)
Gain (loss) on valuation of available-for-sale financial assets	(39,312)	31,819	(31,380)	(26,211)
Gain (loss) on foreign currency translation of foreign operations	4,258	2,967	(15,877)	(10,353)

Items that may be reclassified to profit or loss	(35,054)	34,786	(47,257)	(36,564)
Other comprehensive income (loss), net of tax	(2,147)	8,704	(46,441)	(64,196)
Total comprehensive income	197,802	455,204	156,782	438,207

Net income per share (In Korean Won) (Note 43)
Basic earnings per common share	235	542	293	730
Diluted earnings per common share	235	542	293	730

See accompanying notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean Won in millions)
January 1, 2014	2,983,452	2,380,797	732,538	143,825	12,013,433	18,254,045
Net income	—	—	—	—	502,403	502,403
Dividends	—	—	—	—	(164,000)	(164,000)
Loss on valuation of available-for-sale financial assets	—	—	—	(26,211)	—	(26,211)
Loss on foreign currencies translation of foreign operations	—	—	—	(10,353)	—	(10,353)
Remeasurement of the net defined benefit liability	—	—	—	(27,632)	—	(27,632)
Dividends to hybrid securities	—	—	—	—	(66,584)	(66,584)
Redemption of hybrid securities	—	(499,999)	—	—	(1)	(500,000)

June 30, 2014	2,983,452	1,880,798	732,538	79,629	12,285,251	17,961,668

January 1, 2015	3,381,392	2,538,823	269,533	(695,522)	12,362,179	17,856,405
Net income	—	—	—	—	446,500	446,500
Dividends	—	—	—	—	(336,635)	(336,635)
Gain on valuation of available-for-sale financial assets	—	—	—	31,819	—	31,819
Gain on foreign currencies translation of foreign operations	—	—	—	2,967	—	2,967
Remeasurement of the net defined benefit liability	—	—	—	(26,082)	—	(26,082)
Dividends to hybrid securities	—	—	—	—	(81,697)	(81,697)
Issuance of hybrid securities	—	795,179	—	—	—	795,179
Appreciation of merger losses	—	—	—	806,640	(806,640)	—

June 30, 2015	3,381,392	3,334,002	269,533	119,822	11,583,707	18,688,456

See accompanying notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

	For the six months ended June 30
	2015	2014
	(Korean Won in millions)
Cash flows from operating activities:
Net income	446,500	502,403
Adjustment to net income:
Income tax expense	99,472	149,914
Interest income	(3,868,900)	(4,223,467)
Interest expense	1,887,052	2,186,366
Dividend income	(127,064)	(137,116)

	(2,009,440)	(2,024,303)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	599,448	266,320
Loss on available-for-sale financial assets	22,656	38,095
Impairment loss on investments in subsidiaries and associates	21,402	70,415
Loss on transaction of derivatives / valuation of derivative instruments (hedging)	21,737	14,543
Loss on hedged items (Fair value hedge)	26,225	43,366
Provisions	54,639	10,583
Retirement benefits	60,935	52,979
Depreciation and amortization	77,218	63,872
Loss on disposal of premises and equipment and other assets	1,331	228
Impairment loss on premises and equipment and other assets	315	383

	885,906	560,784

Deductions of revenues not involving cash inflows:
Gain on transaction of derivatives / valuation of derivative instruments (hedging)	25,959	36,108
Gain on hedged items (Fair value hedge)	25,075	12,182
Reversal of provisions	196	214
Reversal of impairment loss of investment in subsidiaries and associates	—	15,368
Gain on disposal of premises and equipment and other assets	6,691	351
Reversal of impairment loss on premises and equipment and other assets	362	226

	58,283	64,449

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014 (CONTINUED)

	For the six months ended June 30
	2015	2014
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	545,011	(52,038)
Loans and receivables	(16,806,480)	(1,431,675)
Other assets	(3,045)	496
Deposits due to customers	9,524,722	5,788,225
Provision	(86,263)	(4,502)
Net defined benefit liability	(131,400)	(71,398)
Other financial liabilities	5,538,039	(2,908,782)
Other liabilities	(135,760)	(17,408)

	(1,555,176)	1,302,918

Cash received from (paid for) operating activities:
Interest income received	3,882,367	4,180,585
Interest expense paid	(2,115,511)	(2,210,594)
Dividend received	127,064	137,116
Income tax received (paid)	(316,830)	54,706

Net cash provided by (used in) operating activities	(713,403)	2,439,166

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	9,748,450	11,492,724
Redemption of held-to-maturity financial assets	3,016,706	2,130,200
Disposal of investments in subsidiaries and associates	35,460	186
Disposal of premises and equipment	45,284	212
Disposal of intangible assets	—	130
Disposal of assets held for sale	2,536	266

	12,848,436	13,623,718

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets	8,911,933	10,888,678
Acquisition of held-to-maturity financial assets	4,258,749	3,381,034
Acquisition of investments in subsidiaries and associates	24,000	68,464
Acquisition of premises and equipment	74,348	34,355
Acquisition of intangible assets	12,917	18,010

	13,281,947	14,390,541

Net cash used in investing activities	(433,511)	(766,823)

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014 (CONTINUED)

	For the six months ended June 30
	2015	2014
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	7,355,136	4,497,837
Issuance of debentures	3,156,661	5,025,733
Issuance of hybrid securities	795,179	—

	11,306,976	9,523,570

Cash out-flows from financing activities:
Repayment of borrowings	5,653,215	6,913,857
Repayment of debentures	5,078,434	3,898,868
Dividends paid	336,635	164,000
Redemption of hybrid securities	—	500,000
Dividends paid on hybrid securities	78,963	66,819

	11,147,247	11,543,544

Net cash provided by (used in) financing activities	159,729	(2,019,974)

Net decrease in cash and cash equivalents	(987,185)	(347,631)
Cash and cash equivalents, beginning of the period (Note 6)	4,668,916	4,694,201
Effects of exchange rate changes on cash and cash equivalents	63,277	(36,471)

Cash and cash equivalents, end of the period (Note 6)	3,745,008	4,310,099

See accompanying notes to separate financial statements

WOORI BANK

NOTES TO SEPARATE FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

AND FOR THE THREE MONTHS AND THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

1.	GENERAL

(1)	Description of business

Woori Bank (hereinafter referred to the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign currencies exchange business under the Financial Investment Services and Capital Market Act.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement (the “Merger Agreement”) dated July 28, 2014, by and between Woori Finance Holdings and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of June 30, 2015, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “Won”), to 3,381,392 million Won. As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on Korea Exchange and New York Stock Exchange.

As of June 30, 2015, Korea Deposit Insurance Corporation (“KDIC”), as the largest shareholder, held 345 million shares (51.04% ownership) of the Bank’s shares issued.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The head office of the Bank is located in 51 Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 974 branches and offices in Korea, and 21 branches and offices overseas as of June 30, 2015.

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Bank’s separate financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting and K-IFRS 1027, Separate Financial Statements. It is necessary to use the annual financial statements for the year ended December 31, 2014 for understanding of the accompanying separate financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying interim separate financial statements have been applied consistently with the annual separate financial statements as of and for the year ended December 31, 2014.

1)	The Bank has newly adopted the following amendment to K-IFRS that affected the Bank’s accounting policies.

Amendments to K-IFRS 1019 – Employee Benefits

If the amount of the contributions is independent from the numbers of years of service, the Bank is permitted to recognize such contributions as a reduction in the service cost in the period in which the related service is rendered. The adoption of the amendments has no significant impact on the separate financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Bank’s separate financial statements.

2)	The Bank has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1016 – Property, plant and Equipment

The amendments to K-IFRS 1016 prohibit the Bank from using a revenue-based depreciation method for items of property, plant and equipment. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1038 – Intangible Assets

The amendments to K-IFRS 1038 rebuts presumption that revenue is not an appropriate basis for the amortization of an intangible assets, which the presumption can only be rebutted when the intangible asset expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1111 – Accounting for Acquisitions of Interests in Joint Operations

The amendments to K-IFRS 1111 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in K-IFRS 1103 Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1027 – Separate Financial Statements

The amendments discuss accounting for investment in subsidiaries, related parties, and joint ventures at cost basis and allow the selection of the application of K-IFRS 1039 Financial Instruments: Recognition and Measurement or the application of equity method accounting under K-IFRS 1028 Investment in Associates and Joint Ventures. The amendments are effective for the annual periods beginning on or after January 1, 2016.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Bank’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Bank’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the separate financial statements for the year ended December 31, 2014.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks. The Bank is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Bank’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Bank has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Bank has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Bank’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1) Credit risk management

The Bank considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Bank establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Bank mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Bank has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2) Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		June 30, 2015	December 31, 2014
Loans and receivables	Korean treasury and government agencies	16,924,975	14,990,056
	Banks	18,264,954	16,873,143
	Corporates	88,269,899	81,736,696
	Consumers	103,031,934	97,040,485

	Sub-total	226,491,762	210,640,380

Financial assets at FVTPL	Gold banking assets	19,213	13,816
	Debt securities held for trading	840,613	884,039
	Derivative assets	2,164,589	2,106,043

	Sub-total	3,024,415	3,003,898

AFS financial assets	AFS debt securities	11,308,064	10,156,302
HTM financial assets	HTM debt securities	14,191,076	12,989,894
Derivative assets	Derivative assets (hedging)	202,732	196,061

Off-balance accounts	Guarantees	18,239,257	17,985,267
	Loan commitments	64,724,590	65,854,389

	Sub-total	82,963,847	83,839,656

	Total	338,181,896	320,826,191

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2015
	Korea	USA	UK	Japan	Others (*1)	Total
Loans and receivables	219,555,015	1,059,835	534,918	245,447	5,096,547	226,491,762
Financial assets at FVTPL (*2)	840,613	—	19,213	—	—	859,826
AFS debt securities	11,270,547	—	—	—	37,517	11,308,064
HTM securities	14,189,412	—	—	—	1,664	14,191,076
Off-balance accounts	81,589,916	75,293	69,951	17,668	1,211,019	82,963,847

Total	327,445,503	1,135,128	624,082	263,115	6,346,747	335,814,575

	December 31, 2014
	Korea	USA	UK	Japan	Others (*1)	Total
Loans and receivables	205,258,124	944,733	529,898	231,580	3,676,045	210,640,380
Financial assets at FVTPL (*2)	884,039	—	13,816	—	—	897,855
AFS debt securities	10,116,303	—	—	—	39,999	10,156,302
HTM securities	12,988,233	—	—	—	1,661	12,989,894
Off-balance accounts	82,661,496	76,336	30,682	22,116	1,049,026	83,839,656

Total	311,908,195	1,021,069	574,396	253,696	4,766,731	318,524,087

(*1)	Others consist of financial assets in Vietnam, Panama and European countries.
(*2)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	June 30, 2015
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,659,220	36,798,706	36,152,050	4,589,498	97,144,210	5,148,078	226,491,762
Financial assets at FVTPL (*)	—	—	472,084	—	—	387,742	859,826
AFS debt securities	860,590	—	9,721,633	21,373	—	704,468	11,308,064
HTM securities	2,091,960	—	8,402,059	472,209	—	3,224,848	14,191,076
Off-balance accounts	16,919,199	29,299,167	17,876,888	5,434,396	8,605,214	4,828,983	82,963,847

Total	66,530,969	66,097,873	72,624,714	10,517,476	105,749,424	14,294,119	335,814,575

	December 31, 2014
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	45,329,043	33,569,105	31,624,283	4,439,224	91,047,854	4,630,871	210,640,380
Financial assets at FVTPL (*)	—	—	456,947	—	—	440,908	897,855
AFS debt securities	877,801	19,987	7,180,754	10,000	—	2,067,760	10,156,302
HTM securities	1,802,707	—	7,011,702	473,133	—	3,702,352	12,989,894
Off-balance accounts	16,059,882	34,946,705	13,964,864	5,627,586	8,134,115	5,106,504	83,839,656

Total	64,069,433	68,535,797	60,238,550	10,549,943	99,181,969	15,948,395	318,524,087

(*)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.

3) Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	16,929,183	18,271,622	48,893,308	31,094,595	6,923,894	86,911,797	101,981,400	224,094,002
Loans overdue but not impaired	—	—	20,100	139,743	14,059	173,902	928,678	1,102,580
Impaired loans	—	—	2,304,323	574,203	416,956	3,295,482	463,658	3,759,140

Total	16,929,183	18,271,622	51,217,731	31,808,541	7,354,909	90,381,181	103,373,736	228,955,722

Less: Allowance for credit losses	4,208	6,668	1,333,917	629,117	148,248	2,111,282	341,802	2,463,960

Total, net	16,924,975	18,264,954	49,883,814	31,179,424	7,206,661	88,269,899	103,031,934	226,491,762

	December 31, 2014
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	14,993,787	16,882,544	43,469,401	30,014,426	6,480,729	79,964,556	95,888,296	207,729,183
Loans overdue but not impaired	—	—	10,631	116,155	44,230	171,016	993,538	1,164,554
Impaired loans	—	—	2,647,601	690,924	563,782	3,902,307	575,253	4,477,560

Total	14,993,787	16,882,544	46,127,633	30,821,505	7,088,741	84,037,879	97,457,087	213,371,297

Less: Allowance for credit losses	3,731	9,401	1,437,398	715,499	148,286	2,301,183	416,602	2,730,917

Total, net	14,990,056	16,873,143	44,690,235	30,106,006	6,940,455	81,736,696	97,040,485	210,640,380

a) Credit quality of loans and receivables

The Bank manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	June 30, 2015
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	16,924,975	18,264,954	37,648,072	14,267,419	4,537,126	56,452,617	97,773,065	189,415,611
Lower grade (*2)	—	—	10,878,453	16,501,189	2,311,635	29,691,277	4,065,978	33,757,255

Total	16,924,975	18,264,954	48,526,525	30,768,608	6,848,761	86,143,894	101,839,043	223,172,866

Value of collateral	—	408,377	17,334,914	24,149,092	4,289,909	45,773,915	85,921,268	132,103,560

	December 31, 2014
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	14,990,056	16,873,143	30,990,588	11,781,983	3,806,064	46,578,635	91,675,384	170,117,218
Lower grade (*2)	—	—	12,183,049	17,878,076	2,626,124	32,687,249	4,069,471	36,756,720

Total	14,990,056	16,873,143	43,173,637	29,660,059	6,432,188	79,265,884	95,744,855	206,873,938

Value of collateral	814	378,858	16,040,996	23,121,648	3,852,733	43,015,377	79,552,943	122,947,992

(*1)	AAA ~ BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~ C for Corporates, and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 921,136 million Won and 855,245 million Won as of June 30, 2015 and as of December 31, 2014, respectively, which are deducted from the loans and receivables above.

b) Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	June 30, 2015
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	19,388	101,250	—	120,638	777,725	898,363
30~60 days	—	—	—	12,833	14,059	26,892	76,405	103,297
60~90 days	—	—	—	13,043	—	13,043	40,786	53,829

Total	—	—	19,388	127,126	14,059	160,573	894,916	1,055,489

Value of collateral (*)	—	—	14,255	109,820	14,059	138,134	756,099	894,233

	December 31, 2014
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	9,022	87,404	31,385	127,811	842,845	970,656
30~60 days	—	—	176	15,359	—	15,535	81,127	96,662
60~90 days	—	—	573	4,583	—	5,156	37,695	42,851

Total	—	—	9,771	107,346	31,385	148,502	961,667	1,110,169

Value of collateral (*)	—	—	6,128	92,077	15,000	113,205	826,792	939,997

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 47,091 million Won and 54,385 million Won as of June 30, 2015 and December 31, 2014, respectively, which are deducted from the loans and receivables above.

c) Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	June 30, 2015
		Banks	Corporates				Consumers	Total
	Korean treasury and government agencies		General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,337,901	283,690	343,841	1,965,432	297,975	2,263,407
Value of collateral (*)	—	—	1,015,911	337,672	216,417	1,570,000	298,934	1,868,934

	December 31, 2014
		Banks	Corporates				Consumers	Total
	Korean treasury and government agencies		General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,506,827	338,601	476,882	2,322,310	333,963	2,656,273
Value of collateral (*)	—	—	1,044,725	409,652	300,570	1,754,947	328,545	2,083,492

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 1,495,733 million Won and 1,821,287 million Won as of June 30, 2015 and December 31, 2014, respectively, are deducted from the impaired loans and receivables above.

4) Credit quality of debt securities

The Bank manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	June 30, 2015
	Held for trading	AFS securities	HTM securities	Total
AAA	840,613	9,660,998	13,700,904	24,202,515
AA- ~ AA+	—	1,620,805	490,172	2,110,977
BBB- ~ A+	—	26,261	—	26,261

Total	840,613	11,308,064	14,191,076	26,339,753

	December 31, 2014
	Held for trading	AFS securities	HTM securities	Total
AAA	884,039	9,498,712	12,968,971	23,351,722
AA- ~ AA+	—	561,625	20,923	582,548
BBB- ~ A+	—	95,965	—	95,965

Total	884,039	10,156,302	12,989,894	24,030,235

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1) Market risk management

For trading activities and non-trading activities, the Bank avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

The Bank measures Value at Risk (“VaR”, maximum losses) with Historical Simulation Method based on 99% confidence level and 10-day of holding period of positions, and calculates the required market risk capital using the internal model, which has been approved by Financial Supervisory Service in Korea. For the internal management purpose, VaR is measured based on 99% confidence level and 1-day of holding period of positions and the limit management is performed on daily basis. The validation of the model is assessed through the performance of back testing which is to compare the actual gain or loss to the VaR measurements on daily basis.

In addition, for the purpose of crisis management, the Bank performs stress testing on monthly basis, which is to measure the expected loss amount in case of an extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

On a yearly basis, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each departments of the Bank and the limit by investment and loss cut is managed by risk management personnel with the department.

2) Sensitivity analysis of market risk

The Bank performs sensitivity analysis, both for trading and for non-trading activities.

For trading activities, the Bank uses a VaR model that uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit based indicator for displaying the profit changes in short term due to the short term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period of time (i.e. 1 year). Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a) Trading activities

The minimum, maximum and average VaR for the six months ended June 30, 2015 and the year ended December 31, 2014, respectively, and the VaR as of June 30, 2015 and December 31, 2014, respectively, are as follows (Unit: Korean Won in millions):

	As of June 30, 2015	For the Six months ended June 30, 2015			As of December 31, 2014	For the year ended December 31, 2014
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	3,303	2,375	3,498	1,211	1,403	1,982	14,948	1,029
Stock price	3,211	1,740	3,941	531	977	1,199	1,835	494
Foreign currencies	2,823	3,727	4,847	2,823	2,834	2,940	4,051	1,998
Commodity price	55	62	198	5	174	76	244	2
Diversification	(3,849)	(3,293)	(6,928)	(388)	(2,277)	(2,557)	(6,562)	(1,108)
Total VaR	5,543	4,611	5,556	4,182	3,111	3,640	14,516	2,415

b) Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	June 30, 2015		December 31, 2014
	NII	NPV	NII	NPV
Base case	4,058,969	21,174,802	4,050,463	20,579,209
Base case (Prepay)	4,068,397	20,397,292	4,054,107	19,775,786
IR 100bp up	4,409,052	20,513,640	4,370,484	20,151,563
IR 100bp down	3,700,107	21,891,683	3,734,944	21,038,383
IR 200bp up	4,759,169	19,905,169	4,690,505	19,754,530
IR 200bp down	3,163,404	22,668,451	3,363,531	21,531,732
IR 300bp up	5,109,284	19,345,242	5,010,524	19,385,939
IR 300bp down	2,231,351	23,589,528	2,579,072	22,066,467

The Bank estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

		June 30, 2015
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	119,132,763	37,798,406	9,166,939	8,412,499	44,602,808	29,445,549	248,558,964
	AFS financial assets	2,698,061	3,056,775	820,238	2,036,955	7,041,055	743,223	16,396,307
	HTM financial assets	2,014,532	1,296,183	951,802	1,356,763	8,489,347	901,356	15,009,983

	Total	123,845,356	42,151,364	10,938,979	11,806,217	60,133,210	31,090,128	279,965,254

Liability	Deposits due to customers	83,202,751	36,197,323	24,967,648	18,584,865	29,291,196	25,373	192,269,156
	Borrowings	10,842,113	1,886,618	978,929	628,123	3,178,945	563,570	18,078,298
	Debentures	1,806,707	2,592,633	2,650,981	840,012	7,659,686	5,234,303	20,784,322

	Total	95,851,571	40,676,574	28,597,558	20,053,000	40,129,827	5,823,246	231,131,776

		December 31, 2014
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	116,732,438	35,639,584	6,995,717	7,304,477	43,756,931	25,530,053	235,959,200
	AFS financial assets	1,327,030	2,143,418	2,454,526	3,497,133	6,928,363	727,045	17,077,515
	HTM financial assets	2,194,485	853,864	1,032,432	981,567	8,540,866	103,282	13,706,496

	Total	120,253,953	38,636,866	10,482,675	11,783,177	59,226,160	26,360,380	266,743,211

Liability	Deposits due to customers	82,989,601	29,129,000	19,867,247	22,082,021	28,799,894	15,342	182,883,105
	Borrowings	9,193,003	1,738,367	434,347	1,156,940	3,269,047	603,054	16,394,758
	Debentures	3,291,533	2,259,433	1,763,685	2,561,705	8,048,201	4,923,245	22,847,802

	Total	95,474,137	33,126,800	22,065,279	25,800,666	40,117,142	5,541,641	222,125,665

3) Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions and Korean Won in millions):

		June 30, 2015
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won Equivalent	Foreign currency	Won equivalent	Foreign currency	Won Equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	20,870	23,460,411	131,813	1,208,925	1,109	200,846	1,245	1,568,913	1,954,889	28,393,984
	Financial assets at FVTPL	133	149,161	127	1,163	—	—	2	3,025	10	153,359
	AFS financial assets	46	51,747	244	2,240	—	—	—	586	273,546	328,119
	HTM financial assets	—	—	—	—	—	—	—	—	1,664	1,664

	Total	21,049	23,661,319	132,184	1,212,328	1,109	200,846	1,247	1,572,524	2,230,109	28,877,126

Liability	Financial liabilities at FVTPL	207	232,611	610	5,598	—	—	15	18,781	19,764	276,754
	Deposits	7,507	8,439,005	99,719	914,568	1,967	356,243	413	520,718	642,441	10,872,975
	Borrowings	8,162	9,174,752	31,116	285,376	6	1,102	402	506,869	124,227	10,092,326
	Debentures	3,544	3,983,977	9,347	85,722	900	162,981	—	—	490,072	4,722,752
	Other financial liabilities	3,233	3,634,221	8,106	74,345	5,866	1,062,292	107	134,643	500,979	5,406,480

	Total	22,653	25,464,566	148,898	1,365,609	8,739	1,582,618	937	1,181,011	1,777,483	31,371,287

	Off-balance	10,713	12,041,986	35,885	329,118	415	75,236	574	723,547	683,943	13,853,830

		December 31, 2014
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	19,065	20,956,153	164,524	1,513,847	1,204	212,792	944	1,261,504	1,685,009	25,629,305
	Financial assets at FVTPL	194	212,905	160	1,475	—	—	—	275	56	214,711
	AFS financial assets	43	47,683	244	2,247	—	—	1	1,043	51,848	102,821
	HTM financial assets	—	—	—	—	—	—	—	—	1,661	1,661

	Total	19,302	21,216,741	164,928	1,517,569	1,204	212,792	945	1,262,822	1,738,574	25,948,498

Liability	Financial liabilities at FVTPL	232	255,315	788	7,252	—	—	1	971	6,452	269,990
	Deposits	5,957	6,548,301	94,672	871,119	390	69,006	314	419,091	694,802	8,602,319
	Borrowings	7,520	8,265,534	46,689	429,608	2	390	357	477,636	159,084	9,332,252
	Debentures	4,405	4,842,111	33,564	308,832	200	35,362	—	—	604,327	5,790,632
	Other financial liabilities	1,696	1,864,304	9,109	83,814	139	24,558	227	303,207	465,093	2,740,976

	Total	19,810	21,775,565	184,822	1,700,625	731	129,316	899	1,200,905	1,929,758	26,736,169

	Off-balance	10,716	11,308,869	53,313	535,616	2,404	418,429	808	1,176,553	636,686	14,076,153

(3)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations due to its financial liabilities.

1) Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Bank manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2) Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	880,157	—	—	—	173,852	—	1,054,009
Deposits due to customers	106,809,313	30,168,169	21,560,859	26,306,227	8,039,466	945,137	193,829,171
Borrowings	7,544,271	2,216,474	1,570,529	1,305,441	4,923,999	562,308	18,123,022
Debentures	1,806,672	2,592,715	2,650,380	839,980	7,659,603	5,234,348	20,783,698
Other financial liabilities	12,693,923	—	—	—	46,213	2,755,246	15,495,382

Total	129,734,336	34,977,358	25,781,768	28,451,648	20,843,133	9,497,039	249,285,282

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	365,101	2,856	64,530	1,877	116,809	—	551,173
Deposits due to customers	107,440,834	23,354,541	16,510,548	29,399,838	6,627,552	1,444,688	184,778,001
Borrowings	7,541,251	2,690,394	522,940	1,469,450	3,583,214	605,249	16,412,498
Debentures	3,236,338	2,259,959	1,764,333	2,561,704	8,103,406	4,923,280	22,849,020
Other financial liabilities	8,059,681	—	—	—	—	3,042,892	11,102,573

Total	126,643,205	28,307,750	18,862,351	33,432,869	18,430,981	10,016,109	235,693,265

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	880,157	—	—	—	173,852	—	1,054,009
Deposits due to customers	115,549,656	32,602,836	20,164,982	18,165,738	6,461,415	418,057	193,362,684
Borrowings	7,544,751	2,216,187	1,570,352	1,305,420	4,923,999	562,308	18,123,017
Debentures	1,806,672	2,592,715	2,650,380	839,980	7,659,603	5,234,348	20,783,698
Other financial liabilities	12,693,923	—	—	—	46,213	2,755,246	15,495,382

Total	138,475,159	37,411,738	24,385,714	20,311,138	19,265,082	8,969,959	248,818,790

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	365,101	2,856	64,530	1,877	116,809	—	551,173
Deposits due to customers	117,128,063	25,972,731	15,254,015	20,665,310	4,450,858	740,233	184,211,210
Borrowings	7,542,751	2,690,311	521,755	1,469,200	3,583,214	605,249	16,412,480
Debentures	3,236,338	2,259,959	1,764,333	2,561,704	8,103,406	4,923,280	22,849,020
Other financial liabilities	8,059,681	—	—	—	—	3,042,892	11,102,573

Total	136,331,934	30,925,857	17,604,633	24,698,091	16,254,287	9,311,654	235,126,456

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purposes are not managed in accordance with their contractual maturity, but the Bank holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount which is after offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of June 30, 2015 and December 31, 2014 are as follows:

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
June 30, 2015	2,219,426	287	234	263	1,412	—	2,221,622
December 31, 2014	2,134,859	—	—	—	—	—	2,134,859

4)	Maturity analysis of off-balance accounts

The Bank provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Bank should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Bank agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	June 30, 2015	December 31, 2014
Guarantees	18,239,257	17,985,267
Loan commitments	64,724,590	65,854,389

(4)	Operational risk

The Bank defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1) Operational risk management

The Bank maintains the operational risk management system under Basel II. The Bank developed advanced measurement approach to quantify required capital for operational risk. This system is used for reinforcement in market competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system was tested by the independent third party, and approved by the Financial Supervisory Service.

2) Operational risk measurement

To quantify the required capital for operational risk, the Bank applies advanced measurement approaches (AMA) using of internal loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Bank adopted the basic indicator approach.

(5)	Capital management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in 2010, and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing its own capital by asset (weighted with a risk premium – “risk weighted assets”) based on the separate financial statements of the Bank.

The Bank is required to maintain a minimum common equity Tier 1 ratio of at least 4.5%, a minimum Tier 1 ratio of 6.0% and a minimum total regulatory capital of 8.0% as of June 30, 2015 and December 31, 2014.

Details of the Bank’s capital adequacy ratio as of June 30, 2015 and December 31, 2014 and are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Tier 1 capital	13,149,791	13,111,803
Other Tier 1 capital	3,018,821	2,534,622
Tier 2 capital	4,890,543	5,211,287

Total risk-adjusted capital	21,059,155	20,857,712

Risk-weighted assets for credit risk	139,187,556	135,697,864
Risk-weighted assets for market risk	2,316,950	1,666,819
Risk-weighted assets for operational risk	8,876,306	8,958,341

Total risk-weighted assets	150,380,812	146,323,024

Common equity Tier 1 ratio	8.74%	8.96%
Tier 1 capital ratio	10.75%	10.69%

Total capital ratio	14.00%	14.25%

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (the “CODM”) utilizes the information per types of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

Details of products and services
Consumer banking	Loans/deposits and financial services for consumer, etc.
Corporate banking	Loans/deposits and export/import, financial services for corporations, etc.
Investment banking	Domestic/foreign investment, structured finance, M&A, equity and fund investment related business, venture advisory related tasks, real estate SOC development projects, etc.
Capital market	Fund management, investment securities and derivatives business, etc.
Headquarter and others	Segments that do not belong to above segments

1)	The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Assets	88,020,235	104,482,882	6,345,007	11,454,605	59,272,190	269,574,919	2,106,256	271,681,175
Liabilities	47,521,898	157,287,233	130,654	10,274,218	34,307,219	249,521,222	3,471,497	252,992,719

	December 31, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments	Total
Assets	83,582,893	96,644,808	6,411,016	6,076,739	61,338,969	254,054,425	2,016,876	256,071,301
Liabilities	47,625,472	145,999,344	136,603	4,957,708	36,036,967	234,756,094	3,458,802	238,214,896

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income
Interest income	1,419,971	1,664,903	77,728	10,594	528,317	3,701,513	167,387	3,868,900
Interest expense	(661,081)	(958,005)	(9)	(42)	(397,110)	(2,016,247)	129,195	(1,887,052)
Inter-segment	(148,336)	110,804	(77,252)	8,636	106,148	—	—	—

	610,554	817,702	467	19,188	237,355	1,685,266	296,582	1,981,848

Net non-interest income
Non-interest income	423,044	251,942	210,747	2,164,594	1,067,831	4,118,158	(13,465)	4,104,693
Non-interest expense	(157,580)	(7,344)	(162,968)	(2,148,308)	(986,692)	(3,462,892)	(299,014)	(3,761,906)
Inter-segment	10,190	17,368	—	—	(27,558)	—	—	—

	275,654	261,966	47,779	16,286	53,581	655,266	(312,479)	342,787

Other expense
Administrative expense	(861,199)	(429,679)	(6,215)	(7,722)	(90,554)	(1,395,369)	—	(1,395,369)
Impairment losses due to credit loss and others	(8,507)	(561,872)	27,544	(16,396)	34,264	(524,967)	15,897	(509,070)

	(869,706)	(991,551)	21,329	(24,118)	(56,290)	(1,920,336)	15,897	(1,904,439)

Operating income	16,502	88,117	69,575	11,356	234,646	420,196	—	420,196
Non-operating income (expense)	(13,089)	(2,460)	23,870	24	117,431	125,776	—	125,776

Net income before income tax expense	3,413	85,657	93,445	11,380	352,077	545,972	—	545,972
Income tax expense	(826)	(15,485)	(22,614)	(2,754)	(57,793)	(99,472)	—	(99,472)

Net income	2,587	70,172	70,831	8,626	294,284	446,500	—	446,500

	For the six months ended June 30, 2014
	Consumer banking	Corporate banking	Investment banking	Capital Market	Headquarters and others	Sub-total	Adjustments	Total
Net interest income
Interest income	1,499,398	1,831,534	108,111	13,572	605,083	4,057,698	165,769	4,223,467
Interest expense	(808,160)	(1,102,759)	(11)	(55)	(400,211)	(2,311,196)	124,830	(2,186,366)
Inter-segment	29,127	149,303	(106,146)	1,709	(73,993)	—	—	—

	720,365	878,078	1,954	15,226	130,879	1,746,502	290,599	2,037,101

Net non-interest income
Non-interest income	336,419	218,625	220,905	2,111,550	717,538	3,605,037	218,886	3,823,923
Non-interest expense	(98,270)	(5,903)	(158,332)	(2,101,097)	(842,137)	(3,205,739)	(476,317)	(3,682,056)
Inter-segment	9,628	14,095	—	—	(23,723)	—	—	—

	247,777	226,817	62,573	10,453	(148,322)	399,298	(257,431)	141,867

Other expense
Administrative expense	(798,877)	(391,211)	(5,963)	(7,689)	(84,598)	(1,288,338)	—	(1,288,338)
Impairment losses due to credit loss and others	(29,248)	(134,186)	(51,441)	33,379	6,184	(175,312)	(33,168)	(208,480)

	(828,125)	(525,397)	(57,404)	25,690	(78,414)	(1,463,650)	(33,168)	(1,496,818)

Operating income	140,017	579,498	7,123	51,369	(95,857)	682,150	—	682,150
Non-operating income (expense)	(15,475)	(2,230)	21,432	(121)	(33,439)	(29,833)	—	(29,833)

Net income (loss) before income tax expense	124,542	577,268	28,555	51,248	(129,296)	652,317	—	652,317
Income tax expense	(30,139)	(139,699)	(6,910)	(12,402)	31,290	(157,860)	7,946	(149,914)

Net income (loss)	94,403	437,569	21,645	38,846	(98,006)	494,457	7,946	502,403

(2)	Information on financial products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the six months ended June 30, 2015 and 2014 amounted to 7,862,995 million Won and 7,949 ,832 million Won, respectively, and revenue from the foreign customers amounted to 110,598 million Won and 97,558 million Won, respectively. Of the Bank’s non-current assets (investments in subsidiaries and associates, investment properties, premises and equipment and intangible assets), non-current assets located in Korea as of June 30, 2015 and December 31, 2014 are 6,556,040 million Won and 6,351,641 million Won, respectively, and in foreign countries are 9,958 million Won and 9,816 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Cash and checks	2,366,244	2,593,925
Foreign currencies	633,174	548,194
Demand deposits	666,904	1,438,412
Fixed deposits	78,686	88,385

Total	3,745,008	4,668,916

(2)	Material transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014
Changes in other comprehensive income (loss) due to valuation of AFS financial assets	31,819	(26,211)
Changes in other comprehensive income (loss) of foreign currencies translation of foreign operations	2,967	(10,353)
Changes in other comprehensive loss due to re-measurement of defined benefit liabilities	(26,082)	(27,632)
Changes in investments in subsidiaries and associates due to equity swap and others	100,662	48,402
Changes in accrued dividends of hybrid equity securities	2,734	(235)
Changes in payables due to intangible assets	165,496	—

7.	FINANCIAL ASSETS AT FVTPL

There were no financial assets designated as at FVTPL as of June 30, 2015 and December 31, 2014, and details of financial assets held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Deposits:
Gold banking assets	19,213	13,816
Securities:
Debt securities
Korean treasury and government agencies	387,742	440,908
Financial institutions	452,871	443,131
Equity securities	78,963	78,674
Securities loaned	19,718	14,737

Sub-total	939,294	977,450

Derivative assets	2,164,589	2,106,043

Total	3,123,096	3,097,309

8.	AFS FINANCIAL ASSETS

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Debt securities:
Korean treasury and government agencies	2,526,319	2,428,046
Financial institutions	5,200,980	5,473,149
Corporates	2,403,089	1,529,012
Bond denominated in foreign currencies	281,989	39,999

Sub-total	10,412,377	9,470,206

Equity securities	1,241,911	1,265,150
Beneficiary certificates	4,518,980	6,355,531
Securities loaned	895,687	686,096
Others	5,423	14,241

Total	17,074,378	17,791,224

9.	HTM FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Korean treasury and government agencies	3,229,505	4,128,344
Financial institutions	4,729,169	4,389,592
Corporates	6,230,738	4,470,297
Bond denominated in foreign currencies	1,664	1,661

Total	14,191,076	12,989,894

10.	LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Due from banks	11,162,089	10,106,129
Loans	204,215,810	193,938,304
Other loan and receivables	11,113,863	6,595,947

Total	226,491,762	210,640,380

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	9,946,695	9,120,180
Others	186,792	172,750
Allowances for credit losses	(2,513)	(2,305)

Sub-total	10,130,974	9,290,625

Due from banks in foreign currencies:
Due from banks on demand	688,508	287,395
Time deposits	131,718	374,311
Others	211,360	154,362
Allowances for credit losses	(471)	(564)

Sub-total	1,031,115	815,504

Total	11,162,089	10,106,129

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	June 30, 2015	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The BOK	9,946,695	Reserve deposits on BOK Act
Others	NH Investment & Securities Co. Ltd. and others	186,792	Treasury stock trust contracts and others

Sub-Total		10,133,487

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	688,505	Reserve deposits on BOK Act and others
Others	Korea Investment & Securities Co. Ltd. and others	211,360	Deposits for foreign futures and option trading and others

Sub-Total		899,865

Total		11,033,352

	Counterparty	December 31, 2014	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The BOK	9,120,180	Reserve deposits on BOK Act
Others	NH Investment & Securities Co. Ltd. and others	172,750	Treasury stock trust contracts and others

Sub-Total		9,292,930

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	286,715	Reserve deposits on BOK Act and others
Others	The Central Bank of Bangladesh and others	154,362	Capital deposits and others

Sub-Total		441,077

Total		9,734,007

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Loans in local currency	174,476,002	166,600,351
Loans in foreign currencies	9,019,968	7,117,553
Domestic bankers’ letter of credit	5,326,029	5,712,049
Bills bought in foreign currencies	7,343,095	5,521,341
Bills bought in local currency	179,337	90,982
Factoring receivables	141,680	91,817
Advances for customers on guarantees	48,876	49,300
Privately placed bonds	275,645	323,186
Loans to be converted to equity securities	498	498
Call loans	2,109,143	3,835,846
Bonds purchased under resale agreements	7,013,200	6,596,416
Others	44,350	44,378
Loan origination costs and fees	401,414	365,677
Present value discount	(500)	(13,053)
Allowance for credit losses	(2,162,927)	(2,398,037)

Total	204,215,810	193,938,304

(5)	Details of other loans and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Receivables	8,948,086	4,120,400
Accrued income	807,344	784,332
Telex and telephone subscription rights and refundable deposits	1,067,666	1,042,761
Other receivables	588,816	978,465
Allowance for credit losses	(298,049)	(330,011)

Total	11,113,863	6,595,947

(6)	Changes in the allowances for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015
	Consumers	Corporates	Others	Total
Beginning balance	(319,739)	(2,078,298)	(332,880)	(2,730,917)
Net reversal of provision (net provision)	(78,928)	(650,833)	30,811	(698,950)
Recoveries of loans previously charged off	(13,549)	(63,039)	—	(76,588)
Charge-offs	154,973	645,923	235	801,131
Sales of loans and receivables	2,242	84,061	801	87,104
Unwinding effect	6,627	51,523	—	58,150
Others	(145)	96,255	—	96,110

Ending balance	(248,519)	(1,914,408)	(301,033)	(2,463,960)

	For the six months ended June 30, 2014
	Consumers	Corporates	Others	Total
Beginning balance	(299,635)	(2,825,353)	(345,116)	(3,470,104)
Net provision	(75,421)	(358,959)	(2,812)	(437,192)
Recoveries of loans previously charged off	(5,815)	(38,108)	—	(43,923)
Charge-offs	56,125	362,861	461	419,447
Sales of loans and receivables	2,736	68,898	979	72,613
Unwinding effect	9,225	68,046	—	77,271
Others	(50)	214,335	—	214,285

Ending balance	(312,835)	(2,508,280)	(346,488)	(3,167,603)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Bank’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1 - fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2 - fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in over-the-count (“OTC”) but not required significant judgment.

•	Level 3 - fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value is as follows (Unit: Korean Won in millions):

	June 30, 2015
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	19,213	—	—	19,213
Debt securities	387,742	452,871	—	840,613
Equity securities	78,963	—	—	78,963
Securities loaned	19,718	—	—	19,718
Derivative assets	17	2,114,266	50,306	2,164,589

Sub-total	505,653	2,567,137	50,306	3,123,096

AFS financial assets
Debt securities	1,631,943	8,780,434	—	10,412,377
Equity securities	330,242	—	911,669	1,241,911
Beneficiary certificates	—	4,161,716	357,264	4,518,980
Securities loaned	781,212	114,475	—	895,687
Others	—	—	5,423	5,423

Sub-total	2,743,397	13,056,625	1,274,356	17,074,378

Derivative assets	—	196,021	6,711	202,732

Total	3,249,050	15,819,783	1,331,373	20,400,206

	June 30, 2015
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial liabilities:
Financial liabilities held for trading
Deposits	19,396	—	—	19,396
Derivative liabilities	38,172	2,128,584	53,010	2,219,766

Sub-total	57,568	2,128,584	53,010	2,239,162

Financial liabilities designated at FVTPL
Equity-linked securities	—	318	840,955	841,273
Debentures	—	160,721	—	160,721

Sub-total	—	161,039	840,955	1,001,994

Derivative liabilities	—	1,856	—	1,856

Total	57,568	2,291,479	893,965	3,243,012

	December 31, 2014
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	13,816	—	—	13,816
Debt securities	440,908	443,131	—	884,039
Equity securities	78,674	—	—	78,674
Securities loaned	14,737	—	—	14,737
Derivative assets	56	2,057,296	48,691	2,106,043

Sub-total	548,191	2,500,427	48,691	3,097,309

AFS financial assets
Debt securities	1,987,810	7,482,396	—	9,470,206
Equity securities	381,322	—	883,828	1,265,150
Beneficiary certificates	—	6,003,413	352,118	6,355,531
Securities loaned	475,748	210,348	—	686,096
Others	—	—	14,241	14,241

Sub-total	2,844,880	13,696,157	1,250,187	17,791,224

Derivative assets	—	184,115	11,946	196,061

Total	3,393,071	16,380,699	1,310,824	21,084,594

Financial liabilities:
Financial liabilities held for trading
Deposits	13,927	—	—	13,927
Derivative liabilities	5,819	2,087,329	41,711	2,134,859

Sub-total	19,746	2,087,329	41,711	2,148,786

Financial liabilities designated at FVTPL
Equity-linked securities	—	315	361,993	362,308
Debentures	—	159,264	—	159,264

Sub-total	—	159,579	361,993	521,572

Total	19,746	2,246,908	403,704	2,670,358

(*1)	There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers between the Levels at the end of reporting period within which events or conditions change.
(*2)	Certain AFS unquoted equity securities were measured at cost as of June 30, 2015 and December 31, 2014, that are amounting to 34,809 million Won and 26,764 million Won, respectively. These unquoted equity instruments mostly represent minority investments in structured entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value were not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Bank has no intention to dispose these investments in the foreseeable future.

Certain financial assets are carried at cost, even though under K-IFRS it is required to be remeasured at their fair value, since they do not have quoted market prices in an active market and cannot be measured reliably at fair value. The carrying amount of the financial assets which have been disposed for the six months ended June 30, 2015 and 2014 and related gain or losses from the disposals are as follows, (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014
Carrying amount	—	435
Gain on transaction	—	3,997

Financial assets and liabilities at FVTPL, AFS financial assets, financial assets and liabilities held for trading and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement technique	Input variables
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk free market rate of return and credit spread

Equity securities	Among Discounted Cash Flow (“DCF”) Model, Free Cash Flow to Equity (“FCFE”) Model, comparable company analysis, dividend discount model, risk-adjusted rate of return method, and net asset value method, one or more methods are used given the characteristic of the subject of fair value measurement.	Risk free market rate of return, market risk premium, corporate beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Financial instruments linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, Risk-free market rate, Market rate, dividend and convenience yield, correlation, volatility, Credit spread, and foreign exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

Measurement techniques of the financial assets and financial liabilities of level 3 that are recorded at fair value and significant, unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation	-1~1	Volatility of fair value increases as correlation increases
		Historical variability	0%~70%	Volatility of fair value increases as historical variability increases
		Credit risk adjustment ratio	0%~100%	Fair value decreases as credit risk adjustment ratio increases
Derivative liabilities	Option valuation model and others	Correlation	-1~1	Volatility of fair value increases as correlation increases
		Historical variability	0%~70%	Volatility of fair value increases as historical variability increases
Compound financial instrument	Monte Carlo Simulation and others	Correlation	-1~1

Compound financial instrument’s fair value increases as both of historical variability and correlation increase

When correlation decreases, however, despite of increase of historical variability, the fair value of compound financial instrument may decrease

		Historical variability	0%~70%
Equity securities	External appraisal value and others	Expected growth rate	0%~1%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Bank using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015
	January 1, 2015	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	June 30, 2015
Financial assets:
Financial assets held for trading
Derivative assets (*3 )	48,691	55,669	—	(710)	(52,335)	(1,009)	50,306
AFS financial assets
Equity securities (*4)	883,828	(28,437)	42,119	49,679	(23,980)	(11,540)	911,669
Beneficiary certificates	352,118	5,756	(8,145)	65,266	(57,731)	—	357,264
Others	14,241	(7,063)	1,484	—	(3,239)	—	5,423

Sub-total	1,250,187	(29,744)	35,458	114,945	(84,950)	(11,540)	1,274,356

Derivative assets	11,946	4,176	—	—	(9,411)	—	6,711

Total	1,310,824	30,101	35,458	114,235	(146,696)	(12,549)	1,331,373

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*3)	41,711	56,111	—	6,332	(50,210)	(934)	53,010
Financial liabilities designated at FVTPL
Equity-linked securities	361,993	9,067	—	746,889	(276,994)	—	840,955

Total	403,704	65,178	—	753,221	(327,204)	(934)	893,965

(*1)	The loss amounting to 42,779 million Won for the six months ended June 30, 2015 which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.
(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of equity and interest related derivatives were observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	AFS financial assets were transferred out of level 3 to level 1 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists. Also, AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using the external valuation specialists from previously using quoted prices in the active market.

	For the six months ended June 30, 2014
	January 1, 2014	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	June 30, 2014
Financial assets:
Financial assets held for trading
Derivative assets	75,811	4,586	—	9,090	136	—	89,623
AFS financial assets
Equity securities (*3)	984,109	(39,478)	5,931	14,249	(8,015)	(21,548)	935,248
Beneficiary certificates	363,245	18,658	(16,042)	8,221	(44,932)	—	329,150
Others	5,083	—	(1,413)	10,303	—	—	13,973

Sub-total	1,352,437	(20,820)	(11,524)	32,773	(52,947)	(21,548)	1,278,371

Derivative assets	14,608	4,526	—	—	(8,421)	—	10,713

Total	1,442,856	(11,708)	(11,524)	41,863	(61,232)	(21,548)	1,378,707

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*4)	21,319	9,216	—	1,573	(1,586)	(53)	30,469
Financial liabilities designated at FVTPL
Equity-linked securities (*5)	336,312	(3,736)	—	141,863	(195,454)	(21,189)	257,796

Total	357,631	5,480	—	143,436	(197,040)	(21,242)	288,265

(*1)	The gain amounting to 86,162 million Won for the six months ended June 30, 2014, which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.
(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	AFS financial assets were transferred out of level 3 to level 1 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists.
(*4)	The item transferred out of level 3 is an interest rate swap contract including a call option, and due to the exercise of the option during the period, the derivative instrument has been reclassified from level 3 to level 2.
(*5)	Since the observable market data for equity-linked securities and derivative instruments has been available, such assets and liabilities were transferred out of level 3 to level 2.

(4)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments

The sensitivity analysis of the financial instruments is performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table presents the sensitivity analysis which is based on reasonable estimates to explain the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments as of June 30, 2015 and December 31, 2014 (Unit: Korean Won in millions):

	As of June 30, 2015				As of December 31, 2014
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivative assets (*1)(*2)	12,638	(2,434)	—	—	13,420	(5,799)	—	—
AFS financial Assets
Equity securities (*3)	—	—	50,743	(24,558)	—	—	74,929	(36,760)
Beneficiary certificates (*4)	—	—	4,563	(4,333)	—	—	3,430	(3,243)
Others (*4)	—	—	91	(90)	—	—	6,823	(2,858)

Total	12,638	(2,434)	55,397	(28,981)	13,420	(5,799)	85,182	(42,861)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	5,907	(5,665)	—	—	7,939	(7,722)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	2,247	(2,260)	—	—	1,497	(1,483)	—	—

Total	8,154	(7,925)	—	—	9,436	(9,205)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets (and liabilities) held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Fair value changes of beneficiary certificates and other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The prices of trust property and real estates and discount rate are major unobservable variables.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Fair value				Carrying Value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,264,420	13,158,156	—	14,422,576	14,191,076
Loans and receivables	—	—	227,804,980	227,804,980	226,491,762
Financial liabilities:
Deposits due to customers	—	190,953,680	—	190,953,680	190,818,358
Borrowings	—	17,899,016	—	17,899,016	17,839,922
Debentures	—	19,374,160	—	19,374,160	19,076,359
Other financial liabilities	—	21,314,506	—	21,314,506	21,315,284

	December 31, 2014
	Fair value				Carrying Value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,902,558	11,310,648	—	13,213,206	12,989,894
Loans and receivables	—	—	212,554,629	212,554,629	210,640,380
Financial liabilities:
Deposits due to customers	—	181,445,787	—	181,445,787	181,288,444
Borrowings	—	16,204,020	—	16,204,020	16,139,529
Debentures	—	21,178,192	—	21,178,192	20,998,041
Other financial liabilities	—	15,856,634	—	15,856,634	15,857,059

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk free market rate of return and credit spread
Loans and receivables	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk free market rate of return, credit spread and prepayment ratio
Deposits due to customers, borrowings and debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that meet condition of derecognition

The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Bank through disposals, but the Bank still have continuous involvements are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

	December 31, 2014
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	709

(*)	For ex-post settling up amount of the collateral is not fixed yet, expected cash flow cannot be reliably measured as of June 30, 2015 and December 31, 2014, and the maximum exposure to loss is disclosed at the transfer price. Though the transfer does not qualify for derecognition in accordance with K-IFRS 1039 Financial Instrument: Recognition and Measurement, the Bank derecognized the financial asset from the separate financial statements applying exception for retrospective application of transactions before the date of transition to IFRSs in K-IFRS 1101 First-time Adoption of K-IFRS.

2)	Transferred financial assets that do not meet condition of derecognition

a)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		June 30, 2015	December 31, 2014
Transfer assets	AFS financial assets	43,529	43,597
	HTM financial assets	269,479	650,937

	Total	313,008	694,534

Liabilities	Bonds sold under repurchase agreements	182,417	427,473

b)	Securities loaned

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period and therefore the Bank does not derecognize them from the separate financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2015	December 31, 2014	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	19,718	14,737	Samsung Securities Co., Ltd. and others
AFS financial assets	Debt securities- Korean treasury and government agencies	895,687	686,096	Korea Securities Depository and others

		915,405	700,833

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18.

(2)	The offset between financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Bank’s separate statements of financial position respectively.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Bank the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Bank has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Bank has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Bank recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Bank under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As of June 30, 2015 and December 31, 2014, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below:

	June 30, 2015
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the separate statement of financial position		Net amounts
				Master netting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,364,852	12,825	2,352,027	9,064,790	899	583,768
Receivable spot exchange (*2)	7,297,430	—	7,297,430
Bonds purchased under resale agreements (*2)	7,013,200	—	7,013,200	7,013,200	—	—
Domestic exchanges receivable (*2)(*5)	27,593,997	27,211,798	382,199	—	—	382,199

Total	44,269,479	27,224,623	17,044,856	16,077,990	899	965,967

	June 30, 2015
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the separate statement of financial position		Net amounts
				Master netting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,984,236	12,825	2,971,411	9,702,320	26,439	542,350
Payable spot exchange (*3)	7,299,698	—	7,299,698
Bonds sold under repurchase agreements (*4)	182,417	—	182,417	182,417	—	—
Domestic exchanges payable (*3)(*5)	30,218,948	27,211,798	3,007,150	3,007,150	—	—

Total	40,685,299	27,224,623	13,460,676	12,891,887	26,439	542,350

	December 31, 2014
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the separate statement of financial position		Net amounts
				Master netting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,313,381	16,228	2,297,153	5,350,254	37,142	469,181
Receivable spot exchange (*2)	3,559,424	—	3,559,424
Bonds purchased under resale agreements (*2)	6,596,416	—	6,596,416	6,596,416	—	—
Domestic exchanges receivable (*2)(*5)	28,088,735	27,310,236	778,499	—	—	778,499

Total	40,557,956	27,326,464	13,231,492	11,946,670	37,142	1,247,680

	December 31, 2014
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the separate statement of financial position		Net amounts
				Master netting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,475,157	16,228	2,458,929	5,335,640	41,229	637,887
Payable spot exchange (*3)	3,555,827	—	3,555,827
Bonds sold under repurchase agreements (*4)	427,473	—	427,473	427,473	—	—
Domestic exchanges payable (*3)(*5)	30,630,898	27,310,236	3,320,662	3,147,053	—	173,609

Total	37,089,355	27,326,464	9,762,891	8,910,166	41,229	811,496

(*1)	The items include derivatives held for trading, held for hedging and equity-linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)	The Bank has the following subsidiaries (Unit: Korean Won in 100 millions, USD in 10 thousands, RUB in 100 millions, IDR in 100 millions, BRL in 10 thousands):

Subsidiaries	Location	Capital stock		Main business
Woori FIS	Korea	KRW	245	System software development & maintenance
Woori Private Equity	Korea	KRW	300	Finance
Woori Finance Research Institute	Korea	KRW	30	Other service business
Woori Card	Korea	KRW	8,463	Finance
Woori Investment Bank	Korea	KRW	2,371	Other credit finance business
Woori Private Equity Fund (*3)	Korea	KRW	1,671	Other financial business
Woori Credit Information Co., Ltd.	Korea	KRW	50	Credit information
Woori America Bank	America	USD	12,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia	IDR	5,211	”
Woori Global Markets Asia Ltd.	Hong Kong	USD	10,000	”
Woori Bank China Limited (*1)	China	USD	33,290	”
Zao Woori Bank	Russia	RUB	14.5	”
Woori Brazil Bank	Brazil	BRL	7,709	”
Korea BTL Infrastructure Fund (*2)	Korea	KRW	6,859	”
Woori Fund Service Co., Ltd.	Korea	KRW	100	”
Woori Finance Cambodia	Cambodia	USD	300	”

	June 30, 2015			December 31, 2014
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori FIS	4,900,000	100.0	2015.06.30.	4,900,000	100.0	2014.12.31.
Woori Private Equity	6,000,000	100.0	2015.06.30.	6,000,000	100.0	2014.12.31.
Woori Finance Research Institute	600,000	100.0	2015.06.30.	600,000	100.0	2014.12.31.
Woori Card	169,266,200	100.0	2015.06.30.	169,266,200	100.0	2014.12.31.
Woori Investment Bank	275,761,491	58.2	2015.06.30.	275,761,491	58.2	2014.12.31.
Woori Private Equity Fund (*3)	48,340	28.9	2015.06.30.	48,340	28.9	2014.12.31.
Woori Credit Information Co., Ltd.	1,008,000	100.0	2015.06.30.	1,008,000	100.0	2014.12.31.
Woori America Bank	24,500,000	100.0	2015.06.30.	24,500,000	100.0	2014.12.31.
PT Bank Woori Saudara Indonesia 1906 Tbk	3,754,701,359	74.0	2015.06.30.	3,754,701,359	74.0	2014.12.31.
Woori Global Markets Asia Ltd.	78,000,000	100.0	2015.06.30.	78,000,000	100.0	2014.12.31.
Woori Bank China Limited (*1)	—	100.0	2015.06.30.	—	100.0	2014.12.31.
Zao Woori Bank	57,999,999	100.0	2015.06.30.	57,999,999	100.0	2014.12.31.
Woori Brazil Bank	77,093,999	100.0	2015.06.30.	77,093,999	100.0	2014.12.31.
Korea BTL Infrastructure Fund (*2)	136,987,752	99.9	2015.06.30.	132,241,217	99.9	2014.12.31.
Woori Fund Service Co., Ltd.	2,000,000	100.0	2015.06.30.	2,000,000	100.0	2014.12.31.
Woori Finance Cambodia	3,000,000	100.0	2015.06.30.	3,000,000	100.0	2014.12.31.

(*1)	Due to paid-in capital increase occurred during the six months ended June 30, 2015, capital stock has increased.
(*2)	Due to paid-in capital increase occurred during the six months ended June 30, 2015, both capital stock and the number of shares have increased.
(*3)	As Woori Private Equity, which is a subsidiary of the Bank, has a control over Woori Private Equity Fund as its general partner, it is deemed that the Bank has a control over the entity.

(2)	As for the structured entities in accordance with K-IFRS 1110 and K-IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from the its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity.

a)	Details of structured entities which the Bank controls are as follows:

	As of June 30, 2015
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 14 structures entities	Korea	Asset securitization	—	2015.6.30.
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	”	15.0	2015.6.30.
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	2015.6.30.
Structured entities established for investment in securities and others
Haeoreum Short-term Bond 15th and 33 structures entities	Korea	Securities investments	100.0	2015.6.30.
Consus Sakhalin Real Estate Investment Trust 1st	Korea	”	75.0	2015.6.30.

	As of December 31, 2014
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 14 structures entities	Korea	Asset securitization	—	2014.12.31.
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	”	15.0	2014.12.31.
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	2014.12.31.
Structured entities established for investment in securities and others
Haeoreum Short-term Bond 15th and 40 structures entities	Korea	Securities investments	100.0	2014.12.31.
Woori Milestone Private Real Estate Fund 1st	Korea	”	94.8	2014.12.31.
Consus Sakhalin Real Estate Investment Trust 1st	Korea	”	75.0	2014.12.31.

(*1)	It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.
(*2)	The Bank controls the trust because it has power that determines the operational performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

b)	The following companies have been excluded from the consolidation scope despite of the Bank’s holding of majority ownership interest over the companies as of June 30, 2015 and December 31, 2014:

	As of June 30, 2015
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities investments	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investments	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investments	88.9

	As of December 31, 2014
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities investments	51.3

(*)	The Bank owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As such, it is deemed that the Bank has no power or control on the structured entities.

(3)	Investments in associates are as follows (Unit: Korean Won in 100 millions):

				June 30, 2015
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	2015.06.30.
Woori Blackstone Korea Opportunity Private Equity Fund 1st (*10)	Korea	2,329	Finance	49,957,016,970	21.4	2015.06.30.
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	2015.05.31.
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	144,000	7.2	2015.06.30.
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	183,870	15.3	2015.05.31.
United PF 1st Corporate Financial Stability (*2)(*10)	Korea	9,733	Finance	171,585	17.7	2015.06.30.
Chin Hung International Inc. (*3)(*5)(*7)	Korea	769	Construction	43,709,400	28.4	2015.05.31.
Poonglim Industrial Co., Ltd. (*6)(*8)	Korea	736	Construction	4,146,811	28.9	2015.03.31.
Ansang Tech Co., Ltd. (*11)	Korea	—	Manufacturing	—	—	—
STX Engine Co., Ltd. (*1)(*5)(*6)(*9)	Korea	691	Manufacturing	8,082,650	29.2	2015.03.31.
Samho International Co., Ltd. (*1)(*5)	Korea	759	Construction	1,190,000	7.8	2015.06.30.
Force TEC Co., Ltd. (*4)	Korea	118	Freight & staffing	8,087,128	34.4	—
Hana Engineering & Construction Co., Ltd. (*4)	Korea	39	Construction	177,874	22.2	—
STX Corporation (*1)(*5)(*6)	Korea	748	Wholesale of Non-Specialized Goods	4,472,248	15.0	2015.03.31.
Osung LST Co., Ltd. (*1)(*5)(*6)	Korea	620	Manufacturing	13,817,333	11.1	2015.03.31.

				December 31, 2014
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	2014.12.31.
Woori Blackstone Korea Opportunity Private Equity Fund 1st (*10)	Korea	3,079	Finance	66,043,471,350	21.4	2014.12.31.
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	2014.11.30.
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	144,000	7.2	2014.12.31.
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	183,870	15.3	2014.11.30.
United PF 1st Corporate Financial Stability (*2)(*10)	Korea	10,814	Finance	190,650	17.7	2014.12.31.
Chin Hung International Inc. (*3)(*5)(*7)	Korea	473	Construction	25,010,400	26.8	2014.11.30.
Poonglim Industrial Co., Ltd. (*6)(*8)	Korea	692	Construction	4,146,811	30.7	2014.09.30.
Ansang Tech Co., Ltd. (*11)	Korea	3	Manufacturing	21,800	23.0	—
STX Engine Co., Ltd. (*1)(*6)(*9)	Korea	1,230	Manufacturing	7,379,600	15.0	2014.09.30.
Samho International Co., Ltd. (*1)(*5)	Korea	759	Construction	1,190,000	7.8	2014.12.31.
Force TEC Co., Ltd. (*4)	Korea	767	Freight & staffing	8,087,128	34.4	—
Hana Engineering & Construction Co., Ltd. (*4)	Korea	39	Construction	177,874	22.2	—
STX Corporation (*1)(*6)	Korea	6,717	Wholesale of Non-Specialized Goods	4,472,248	15.0	2014.09.30.
Osung LST Co., Ltd. (*1)(*5)(*6)	Korea	350	Manufacturing	13,817,333	11.1	2014.09.30.

(*1)	The Bank has significant influence in the creditors’ council which is the decision making body regarding to financial and operational policies of associates.
(*2)	The Bank can participate in the decision making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships.
(*3)	As the financial statements as of June 30, 2015 and December 31, 2014 are not available, the Bank applied the equity method by using the financial statements as of May 31, 2015 and November 30, 2014 and adjusted the effects of significant transactions or events that occurred between the date of those financial statements and the date of financial statements. Meanwhile, significant portion of business for Woori Service Networks Co., Ltd. and Korea Finance Security Co., Ltd. is transacted with the Bank.
(*4)	The carrying values of investments in Force TEC Co., Ltd. and Hana Construction Co., Ltd. are nil as of June 30, 2015 and December 31, 2014.
(*5)	The investment in associates that have quoted market prices are Kumho Tire Co., Inc. (Current period: KRW 7,270, Previous year: KRW 9,670), Chin Hung International Inc. (current period: KRW 2,090, previous year: KRW 1,665), STX Engine Co., Ltd. (current period: KRW 8,990), Samho International Co., Ltd. (current period: KRW 26,650, previous year: KRW 13,150), STX Corporation. (current period: KRW 4,365), and Osung LST Co., Ltd. (current period: KRW 631, previous year: KRW 1,215).
(*6)	As the financial statements as of June 30, 2015 and December 31, 2014 are not available, the Bank applied the equity method by using the financial statements as of March 31, 2015 and September 30, 2014 and adjusted the effects of significant transactions or events that occurred between the date of those financial statements and the date of financial statements.
(*7)	Due to debt-equity swap occurred for the six months ended June 30, 2015 the ownership of Chin Hung International Inc. has increased.
(*8)	Due to debt-equity swap and treasury stock acquisition of Poonglim Industrial Co., Ltd. occurred for the six months ended June 30, 2015 the ownership of the Bank has varied.
(*9)	Due to debt-equity swap and conversion of convertible bonds occurred for the six months ended June 30, 2015 the capital stock of STX Engine Co., Ltd. has increased.
(*10)	Due to the redemption of the capital of Woori Blackstone Korea Opportunity Private Equity Fund I and United PF 1st Enterprise Financial Investment Private Equity Fund Co., these investees’ capital stocks and the Bank’s number of holding shares in these entities have decreased.
(*11)	As the Bank sold shares of Ansang Tech Co., Ltd. for the six months ended June 30, 2015, it is excluded from the associates.

(4)	The entities excluded from associates, although the Bank’s ownership interest in them is higher than 20% as of June 30, 2015 and December 31, 2014 are as follows:

	As of June 30, 2015
Associate	Number of shares owned	Percentage of ownership
Vogo II-2 Investment Holdings Co., Ltd. (*1)	24,917,655,613	49.3%
Orient Shipyard Co., Ltd. (*2)	465,050	23.0%
GinsengK Co., Ltd. (*2)	2,107,432	20.2%
Alkenz Co., Ltd (*2)	80,402	37.5%
G2 Collection Co., Ltd. (*2)	12,574	28.9%
SJ Development Co., Ltd. (*2)	70,529	26.5%
Ilyang Construction Co., Ltd. (*2)	105,936	40.0%
The Base Enterprise Co., Ltd. (*2)	68,470	48.4%
Dongwoo C&C Co., Ltd (*2)	13,317	23.2%
Saenuel Co., Ltd (*2)	3,531	37.4%
Heungjiwon Co., Ltd (*2)	32,849	27.8%
E Mirae Tech Co., Ltd (*2)	7,696	41.0%
Jehin Trading Co., Ltd (*2)	81,610	27.3%
NK Eng Co., Ltd (*2)	697,033	23.1%

	As of December 31, 2014
Associate	Number of shares owned	Percentage of ownership
Vogo II-2 Investment Holdings Co., Ltd. (*1)	24,794,201,938	36.4%
LIG E&C Co., Ltd. (*2)	755,946	22.8%
Orient Shipyard Co., Ltd. (*2)	465,050	23.0%
GinsengK Co., Ltd. (*2)	2,107,432	20.2%
PICITY Co., Ltd. (*2)	871,631	21.1%
Gdsys Co., Ltd. (*2)	300,805	21.2%
G2 Collection Co., Ltd. (*2)	12,574	28.9%
Alkenz Co., Ltd. (*2)	80,402	37.5%
SJ Development Co., Ltd. (*2)	70,529	26.5%
Ilyang Construction Co., Ltd. (*2)	105,936	40.0%
Ssangyong Engineering & Construction Co., Ltd. (*2)	2,957,728	20.3%

(*1)	Even though the Bank’s ownership interest in the entity is more than 20% as a limited partner, it is determined that the Bank does not have significant influence over the entity since the Bank cannot exercise significant influence in the decision making bodies, such as the investment committee, thus it has been excluded from the investment in associates.
(*2)	Even though the Bank’s ownership interest of the entity is more than 20%, it does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, thus it has been excluded from the investment in associates.

(5)	Changes in carrying value of investments in subsidiaries and associates accounted for using the equity method are as follows (Korean Won in millions). Because the investments associated with structured entities were classified as financial assets at FVTPL or AFS financial assets, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the six months ended June 30, 2015
Investee	January 1, 2015	Acquisitions	Disposals and others	Impairment	Transfer	June 30, 2015
Woori Credit Information Co., Ltd.	24,666	—	—	—	—	24,666
Woori America Bank	202,371	—	—	—	—	202,371
PT Bank Woori Saudara Indonesia 1906 Tbk (*)	215,400	—	—	—	—	215,400
Woori Global Markets Asia Ltd.	113,858	—	—	—	—	113,858
Woori Bank China Limited	401,621	—	—	—	26,181	427,802
Zao Woori Bank	51,780	—	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	—	44,045
Woori Finance Cambodia	4,600	—	—	—	—	4,600
Korea BTL Infrastructure Fund	665,441	24,000	(198)	—	—	689,243
Woori Fund Service Co., Ltd.	10,000	—	—	—	—	10,000
Kumho Tire Co., Inc.	175,652	—	—	—	—	175,652
Woori Blackstone Korea Opportunity Private Equity Fund 1st	66,043	—	(16,086)	—	—	49,957
Woori Service Networks Co., Ltd.	108	—	—	—	—	108
Woori Private Equity Fund	11,297	—	—	—	—	11,297
Korea Credit Bureau Co., Ltd.	2,215	—	—	—	—	2,215
Korea Finance Security Co., Ltd.	3,337	—	—	—	—	3,337
United PF 1st Corporate Financial Stability	191,617	—	(19,176)	—	—	172,441
Chin Hung International Inc.	38,016	—	—	—	29,451	67,467
Poonglim Industrial Co., Ltd.	7,594	—	—	(2,289)	—	5,305
STX Engine Co., Ltd.	15,962	—	—	(10,161)	45,030	50,831
SamHo Co., Ltd.	7,492	—	—	—	—	7,492
STX Corporation	14,311	—	—	—	—	14,311
Osung LST Co., Ltd.	15,405	—	—	(8,952)	—	6,453
Woori FIS	35,362	—	—	—	—	35,362
Woori Private Equity	43,227	—	—	—	—	43,227
Woori Finance Research Institute	3,364	—	—	—	—	3,364
Woori Card	1,174,260	—	—	—	—	1,174,260
Woori Investment Bank	79,992	—	—	—	—	79,992

	3,619,036	24,000	(35,460)	(21,402)	100,662	3,686,836

	For the six months ended June 30, 2014
Investee	January 1, 2014	Acquisitions	Disposals and others	Impairment	Transfer	June 30, 2014
Woori Credit Information Co., Ltd.	24,666	—	—	—	—	24,666
Woori America Bank	202,371	—	—	—	—	202,371
P.T. Bank Woori Indonesia (*)	123,120	—	—	—	—	123,120
Woori Global Markets Asia Ltd.	113,858	—	—	—	—	113,858
Woori Bank China Limited	401,621	—	—	—	—	401,621
Zao Woori Bank	51,780	—	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	—	44,045
Korea BTL Infrastructure Fund	648,604	6,299	(186)	—	—	654,717
Woori Fund Service Co., Ltd.	3,000	7,000	—	—	—	10,000
Kumho Tire Co., Inc.	93,003	—	—	—	—	93,003
Woori Blackstone Korea Opportunity Private Equity Fund 1st	67,446	—	—	—	—	67,446
Woori Service Networks Co., Ltd.	108	—	—	—	—	108
Woori Private Equity Fund	13,772	—	—	(884)	—	12,888
Korea Credit Bureau Co., Ltd.	2,215	—	—	—	—	2,215
Korea Finance Security Co., Ltd.	3,337	—	—	—	—	3,337
United PF 1st Corporate Financial stability	191,617	—	—	—	—	191,617
Chin Hung International Inc.	60,275	—	—	(22,259)	—	38,016
Phoenix Digital Tech Co., Ltd.	538	—	—	—	—	538
Poonglim Industrial Co., Ltd.	9,543	—	—	(858)	—	8,685
STX Engine Co., Ltd.	47,008	—	—	(31,046)	—	15,962
SamHo Co., Ltd.	7,492	—	—	—	—	7,492
Force TEC Co., Ltd.	34	—	—	—	—	34
STX Corporation	—	—	—	—	42,215	42,215
Osung LST Co., Ltd.	—	—	—	—	6,187	6,187
Saudara Bank (*)	—	55,165	—	—	—	55,165

	2,109,453	68,464	(186)	(55,047)	48,402	2,171,086

(*)	For the year ended December 31, 2014, Indonesia Woori Bank, which was a consolidated subsidiary of the Bank, merged with Saudara Bank, and the bank changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Acquisition cost	395,256	369,958
Accumulated depreciation	(21,371)	(19,173)

Net carrying value	373,885	350,785

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014
Beginning balance	350,785	333,693
Depreciation	(1,867)	(1,712)
Transfers	24,952	30,090
Foreign currencies translation adjustments	15	(30)
Other changes	—	(1,261)

Ending balance	373,885	360,780

(3)	Fair value of investment properties is amounting to 365,121 million Won and 382,596 million Won as of June 30, 2015 and December 31, 2014, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies is classified as level 3 on the fair value hierarchy as of June 30, 2015 and December 31, 2014.

(4)	Rental fee earned from investment properties is amounting to 7,122 million Won and 7,255 million Won for the six months ended June 30, 2015 and 2014, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,463,368	805,161	409,256	359,283	261	3,037,329
Accumulated depreciation	—	(117,859)	(313,208)	(296,883)	—	(727,950)

Net carrying value	1,463,368	687,302	96,048	62,400	261	2,309,379

	December 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,498,917	800,897	393,731	346,778	96	3,040,419
Accumulated depreciation	—	(107,024)	(301,116)	(283,829)	—	(691,969)

Net carrying value	1,498,917	693,873	92,615	62,949	96	2,348,450

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,498,917	693,873	92,615	62,949	96	2,348,450
Acquisitions	26,433	14,583	21,949	11,191	192	74,348
Disposals	(34,453)	(4,209)	(95)	(1,153)	(28)	(39,938)
Depreciation	—	(11,831)	(18,478)	(19,286)	—	(49,595)
Classified to assets held for sale	(4,045)	(3,224)	—	—	—	(7,269)
Foreign currencies translation adjustments	12	13	49	63	1	138
Transfers	(23,496)	(1,456)	—	—	—	(24,952)
Others	—	(447)	8	8,636	—	8,197

Ending balance	1,463,368	687,302	96,048	62,400	261	2,309,379

	For the six months ended June 30, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,511,325	701,027	87,950	53,498	31	2,353,831
Acquisitions	38	7,018	14,577	12,329	393	34,355
Disposals	—	—	(143)	(186)	—	(329)
Depreciation	—	(11,562)	(16,109)	(12,410)	—	(40,081)
Foreign currencies translation adjustments	(20)	(17)	(74)	(96)	—	(207)
Others	(17,460)	(7,291)	182	5,522	—	(19,047)

Ending balance	1,493,883	689,175	86,383	58,657	424	2,328,522

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	530	17,490	537,801	11,525	567,346
Accumulated amortization	(251)	(13,380)	(355,571)	—	(369,202)
Accumulated impairment losses	—	—	—	(2,246)	(2,246)

Net carrying value	279	4,110	182,230	9,279	195,898

	December 31, 2014
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	520	15,323	361,541	11,522	388,906
Accumulated amortization	(214)	(13,081)	(330,132)	—	(343,427)
Accumulated impairment losses	—	—	—	(2,293)	(2,293)

Net carrying value	306	2,242	31,409	9,229	43,186

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	306	2,242	31,409	9,229	43,186
Acquisition	10	2,167	176,236	—	178,413
Amortization	(37)	(300)	(25,419)	—	(25,756)
Reversal of impairment loss	—	—	—	47	47
Foreign currencies translation adjustments	—	1	4	3	8

Ending balance	279	4,110	182,230	9,279	195,898

	For the six months ended June 30, 2014
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	233	5,227	54,912	9,622	69,994
Acquisition	27	3,246	14,328	409	18,010
Amortization	(30)	(381)	(21,668)	—	(22,079)
Impairment loss	—	—	—	(157)	(157)
Disposals	—	—	—	(55)	(55)
Foreign currencies translation adjustments	—	(1)	(15)	(7)	(23)

Ending balance	230	8,091	47,557	9,812	65,690

17.	ASSETS HELD FOR SALE

Assets held for sale is as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Premises and equipment	11,583	6,837

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		June 30, 2015
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Investment & Securities Co., Ltd. and others	162,770	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Investment & Securities Co., Ltd. and others	354,585	Collaterals for customer RP and others
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	43,529	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	BOK and others	2,892,857	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	269,479	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	4,946,398	Settlement risk and others

		Total	8,669,618

		December 31, 2014
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Investment & Securities Co., Ltd. and others	95,521	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Daewoo Securities Co., and others	301,169	Collaterals for customer RP and others
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	43,597	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	BOK and others	2,049,997	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	650,937	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	BOK and others	3,061,306	Settlement risk and others

		Total	6,202,527

(*)	The assets are not derecognized as there are the repurchase agreements at predetermined price or original sale price added with certain rate of return. Collaterals are provided, and the purchasers are eligible to dispose or provide them as collateral. The Bank recognizes the relevant amount as liability (bond sold under repurchase agreements) due to derecognition.

(2)	There is no asset which the Bank has acquired through foreclosure as of June 30, 2015 and December 31, 2014.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2015	December 31, 2014	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	19,718	14,737	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	895,687	686,096	Korea Securities Depository and others

Total		915,405	700,833

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities relates to Securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of June 30, 2015 and December 31, 2014 are as follows (Unit: Korean Won in millions):

	June 30, 2015
Type	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	7,134,713	—

	December 31, 2014
Type	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	6,790,215	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Prepaid expenses	123,407	120,416
Advance payments	541	347
Others	3,732	3,949

Total	127,680	124,712

20.	FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL consist of as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Financial liabilities held for trading	2,239,162	2,148,786
Financial liabilities designated at FVTPL	1,001,994	521,572

Total	3,241,156	2,670,358

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Deposits:
Gold banking liabilities	19,396	13,927
Derivative liabilities:	2,219,766	2,134,859

Total	2,239,162	2,148,786

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Compound financial instruments:
Equity	841,273	362,308
Debentures:
Debentures in local currency	98,511	97,590
Debentures in foreign currencies	62,210	61,674

Sub-total	160,721	159,264

Total	1,001,994	521,572

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014
Financial liabilities designated at FVTPL subject to credit risk adjustments	1,001,994	434,130
Changes in fair value for credit risk adjustments	(631)	(1,997)
Accumulated changes of credit risk adjustments	(46,199)	(45,151)

In measuring derivatives liabilities at fair value, credit risk adjustments reflect the Bank’s own credit risk. The methodology to determine the adjustments incorporates the Bank’s credit spread as observed through credit ratings.

(5)	The difference between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Carrying amount	1,001,994	521,572
Face amount at maturity	1,142,639	623,461

	(140,645)	(101,889)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Deposits in local currency:
Deposits on demand:	8,175,509	10,092,782
Deposits at termination	169,696,279	161,812,324
Mutual installment	43,407	46,072
Certificate of deposits	2,048,561	740,090

Sub-total	179,963,756	172,691,268

Deposits in foreign currencies:	10,872,975	8,602,319
Present value discount	(18,373)	(5,143)

Total	190,818,358	181,288,444

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	June 30, 2015
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,287,683
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,573,831
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,821,706

Sub-total			6,683,220

Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 2.6	9,081,486
Offshore borrowings in foreign currencies	Barclays Bank PLC	0.4 ~ 0.8	33,248

Sub-total			9,114,734

Bills sold	Others	0.0 ~ 2.2	61,257
Call-money	Banks and others	0.0 ~ 4.4	1,799,925
Bonds sold under repurchase agreements	Others	1.3 ~ 4.5	182,417
Present value discount			(1,631)

Total			17,839,922

	December 31, 2014
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 1.0	803,317
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,680,175
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,570,929

Sub-total			6,054,421

Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.3 ~ 3.7	7,853,199
Offshore borrowings in foreign currencies	Barclays Bank PLC	0.5	17,375

Sub-total			7,870,574

Bills sold	Others	0.0 ~ 2.6	87,692
Call-money	Banks and others	0.0 ~ 3.9	1,699,471
Bonds sold under repurchase agreements	Others	1.3 ~ 4.5	427,473
Present value discount			(102)

Total			16,139,529

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2015		December 31, 2014
	Interest rate (%)	Amount	Interest rate (%)	Amount
Carrying value of bond:
Ordinary bonds	0.9 ~ 10.5	14,155,480	0.8 ~ 10.5	14,855,070
Subordinated bonds	3.4 ~ 10.3	4,967,204	3.4 ~ 10.3	6,210,689

Sub-total		19,122,684		21,065,759

Discount on bonds		(46,325)		(67,718)

Total		19,076,359		20,998,041

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Asset retirement obligation	35,752	27,574
Provisions for guarantees (*1)	427,342	527,659
Provisions for unused commitments	57,469	57,422
Other provisions (*2)	24,039	54,631

Total	544,602	667,286

(*1)	Provisions for guarantee include provision for financial guarantee of 181,234 million Won and 178,515 million Won as of June 30, 2015 and December 31, 2014, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provision except asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015
	Provision for guarantees	Provision for unused commitments	Other Provisions	Total
Beginning balance	527,659	57,422	54,631	639,712
Provisions provided	3,549	34	52,996	56,579
Provisions used	(16,351)	13	(83,588)	(99,926)
Reversal of unused amount	(103,085)	—	—	(103,085)
Others	15,570	—	—	15,570

Ending balance	427,342	57,469	24,039	508,850

	For the six months ended June 30, 2014
	Provision for guarantees	Provision for unused commitments	Other Provisions	Total
Beginning balance	526,768	67,269	25,663	619,700
Provisions provided	—	—	10,138	10,138
Provisions used	(15,788)	(37)	(7,634)	(23,459)
Reversal of unused amount	(166,675)	(4,197)	—	(170,872)
Others	19,388	—	—	19,388

Ending balance	363,693	63,035	28,167	454,895

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014
Beginning balance	27,574	21,759
Provisions provided	286	359
Reversal of provisions unused	(74)	—
Provision used	(360)	(220)
Amortization	181	292
Increase in asset retirement expense and Others	8,145	5,150

Ending balance	35,752	27,340

24.	NET DEFINED BENEFIT LIABILITY

The characteristics of Bank’s defined benefit plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Bank exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on the yield of high quality corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of high quality corporate bonds	A decrease in profitability of high quality corporate bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	The net defined benefit liability is as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Defined benefit obligation	719,881	642,034
Fair value of plan assets	(712,550)	(598,653)

Net defined benefit liabilities	7,331	43,381

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014
Beginning balance	642,034	468,359
Current service cost	61,203	53,376
Interest cost	10,243	9,669
Remeasurements	31,134	32,322
Foreign currencies translation adjustments	7	(20)
Retirement benefit paid	(16,509)	(16,915)
Curtailment or settlement	(8,231)	(5,593)

Ending Balance	719,881	541,198

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014
Beginning balance	598,653	431,782
Interest income	10,521	10,022
Remeasurements	(3,274)	(4,131)
Employer’s contributions	130,600	69,500
Retirement benefit paid	(15,709)	(15,017)
Curtailment or settlement	(8,241)	(5,549)

Ending balance	712,550	486,607

(4)	Plan assets mainly consist of time deposits as of June 30, 2015 and December 31, 2014. Among plan assets, realized returns on plan assets amount to 7,247 million Won and 5,891 million Won for the six months ended June 30, 2015 and 2014, respectively.

It is expected that the Bank shall contribute 119,447 million Won for the plan for the year ended December 31, 2015.

(5)	Current service cost, net interest expense, gain and loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014
Current service cost	61,203	53,376
Net interest expense	(278)	(353)
Gain and loss on the curtailment or settlement	10	(44)

Cost recognized in net income	60,935	52,979

Remeasurements	34,408	36,453

Cost recognized in total comprehensive income	95,343	89,432

Retirement benefit service costs related to defined contribution plans are recognized 1,641 million Won and 1,402 million Won for the six months ended June 30, 2015 and 2014, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	June 30, 2015	December 31, 2014
Discount rate	3.19%	3.29%
Future wage growth rate	5.71%	5.74%
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		June 30, 2015	December 31, 2014
Discount rate	Increase by 1% point	(70,137)	(62,202)
	Decrease by 1% point	81,075	71,592
Future wage growth rate	Increase by 1% point	80,693	71,330
	Decrease by 1% point	(71,113)	(63,122)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Other financial liabilities:
Accounts payable	8,800,713	3,786,316
Accrued expenses	1,846,590	2,188,678
Borrowing from trust accounts	5,043,667	3,536,450
Agency business revenue	529,613	433,594
Foreign exchanges remittances	400,582	363,618
Domestic exchanges payable	3,073,267	3,380,722
Other miscellaneous financial liabilities	1,621,737	2,168,203
Present value discount	(885)	(522)

Sub-total	21,315,284	15,857,059

Other liabilities:
Unearned income	49,437	55,073
Other miscellaneous liabilities	98,414	234,497

Sub-total	147,851	289,570

Total	21,463,135	16,146,629

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2015
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value Hedge	For trading
Interest rate:
Interest rate futures	21,812	—	—	—	—
Interest rate swaps	97,537,924	167,228	1,024,014	1,856	1,086,834
Long interest rate options	1,036,679	—	12,358	—	—
Short interest rate options	1,276,679	—	—	—	14,509
Currency:
Currency futures	214,366	—	—	—	—
Currency forwards	46,970,920	—	605,819	—	471,191
Currency swaps	22,749,322	—	462,296	—	566,368
Long currency options	1,755,766	—	43,199	—	—
Short currency options	1,815,730	—	—	—	14,048
Stock:
Stock futures	43,771	—	—	—	—
Long stock options	187,063	35,504	766	—	—
Short stock options	1,916,641	—	—	—	49,870
Others:
Other futures	1,596	—	—	—	—
Other forwards	120	—	15	—	—
Other swaps	78,072	—	3,381	—	2,401
Long other options	129,107	—	12,741	—	—
Short other options	239,428	—	—	—	14,545

	175,974,996	202,732	2,164,589	1,856	2,219,766

	December 31, 2014
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For trading
Interest rate:
Interest rate swaps	105,780,686	182,990	1,097,849	1,140,881
Long interest rate options	1,658,180	—	11,985	—
Short interest rate options	1,788,180	—	—	10,638
Currency:
Currency futures	347,303	—	—	—
Currency forwards	38,604,890	—	411,392	338,744
Currency swaps	20,891,032	—	503,832	572,986
Long currency options	1,433,050	—	45,618	—
Short currency options	1,614,028	—	—	18,176
Equity:
Stock futures	46,400	—	—	—
Long stock options	344,443	13,071	1,010	—
Short stock options	767,978	—	—	18,989
Others:
Other futures	592	—	—	—
Other swaps	53,035	—	4,481	4,468
Long other options	249,081	—	29,876	—
Short other options	261,883	—	—	29,977

	173,840,761	196,061	2,106,043	2,134,859

Derivatives held for trading purpose classified into financial assets or liabilities at FVTPL (Notes 7 and 20) and derivatives for hedging are stated in a separate line item of the separate statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014
Losses from hedged items	(1,150)	(31,184)
Gains from hedging instruments	4,222	21,565

27.	DEFERRED DAY 1 PROFITS AND LOSSES

Changes in deferred day 1 profits and losses are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014
Beginning balance	13,499	6,256
New transactions	18,883	6,621
Amounts recognized in profits and losses	(7,755)	(3,402)

Ending balance	24,627	9,475

In case some variables to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to evaluate such financial instruments. Those financial instruments were recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there were differences noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	June 30, 2015	December 31, 2014
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,278,371 Shares	676,278,371 Shares
Capital stock	3,381,392 Won in millions	3,381,392 Won in millions

(2)	There is no change in numbers of issued shares of common stock for six months ended June 30, 2015 and 2014.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Capital in excess of par value	269,533	269,533

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owners’ equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rates (%)	June 30, 2015	December 31, 2014
Securities in local currency	2008.06.20	2038.06.20	7.7	255,000	255,000
	2011.11.22	2041.11.22	5.9	310,000	310,000
	2012.03.08	2042.03.08	5.8	190,000	190,000
	2013.04.25	2043.04.25	4.4	500,000	500,000
	2013.11.13	2043.11.13	5.7	200,000	200,000
	2014.12.12	2044.12.12	5.2	160,000	160,000
	2015.06.03	2045.06.03	4.4	240,000	—
Securities in foreign currencies	2007.05.02	2037.05.02	6.2	930,900	930,900
	2015.06.10	2045.06.10	5.0	559,650	—
Issuance cost				(11,548)	(7,077)

Total				3,334,002	2,538,823

With respect to the hybrid securities issued, the contractual agreements allow the Bank to indefinitely extend the maturity date and defer the payment of interest. If the Bank makes a resolution not to pay dividends on common stock, and then, the Bank is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Accumulated other comprehensive income:
Gain on valuation of AFS financial assets	314,683	282,864
Loss on foreign currencies translation of foreign operations	(17,142)	(20,109)
Remeasurement of the net defined benefit liability	(140,125)	(114,043)

Sub-total	157,416	148,712

Treasury shares	(37,594)	(37,594)
Other capital adjustments	—	(806,640)

Total	119,822	(695,522)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2015
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	282,864	84,748	(42,770)	(10,159)	314,683
Gain (loss) on foreign currencies translation of foreign operations	(20,109)	3,914	—	(947)	(17,142)
Remeasurement of the net defined benefit liability	(114,043)	(34,409)	—	8,327	(140,125)

Total	148,712	54,253	(42,770)	(2,779)	157,416

	For the six months ended June 30, 2014
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	226,978	36,424	(71,003)	8,368	200,767
Gain (loss) on foreign currencies translation of foreign operations	(27,578)	(13,659)	—	3,306	(37,931)
Remeasurement of the net defined benefit liability	(55,575)	(36,453)	—	8,821	(83,207)

Total	143,825	(13,688)	(71,003)	20,495	79,629

(*)	For the change in gain (loss) on valuation of AFS financial assets, increase or decrease represents change due to the valuation during the period, and reclassification adjustments explains disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		June 30, 2015	December 31, 2014
Legal reserve	Legal reserve	1,528,754	1,463,754
	Other legal reserve	43,133	41,472

	Sub-total	1,571,887	1,505,226

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,249,104	8,134,544
	Regulatory reserve for credit loss	1,382,443	1,193,393
	Revaluation reserve	760,365	760,455
	Other voluntary reserve	11,700	11,700

	Sub-total	9,647,012	10,343,492

Retained earnings before appropriation		364,808	513,461

Total		11,583,707	12,362,179

i.	Legal reserve

In accordance with the Banking Act, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from January 1, 2002.

iv.	Reserve for financial structure improvement

In 2002, the Finance Supervisory Services recommended banks in Korea to appropriate at least ten percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	The changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014
Beginning balance	12,362,179	12,013,433
Net income	446,500	502,403
Dividends on common stock	(336,635)	(164,000)
Dividends on hybrid securities	(81,697)	(66,584)
Appreciation of merger losses	(806,640)	—
Other	—	(1)

Ending balance	11,583,707	12,285,251

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Beginning	1,382,443	1,193,393
Planned provision of regulatory reserve for credit loss	123,028	189,050

Ending	1,505,471	1,382,443

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income	199,949	446,500	203,223	502,403
Provision (reversal) of regulatory reserve for credit loss	(88,806)	123,028	86,166	72,815
Adjusted net income after the provision (reversal) of regulatory reserve	288,755	323,472	117,057	429,588
Adjusted EPS after the provision (reversal) of regulatory reserve (Unit: Korean Won)	367	359	148	608

33.	DIVIDENDS

At the shareholders’ meeting on March 27, 2015, dividend payment for the year ended December 31, 2014 amounting to 336,635 million Won (500 Won per share) was approved, and such dividend was paid for the six months ended June 30, 2015.

In addition, on July 29, 2015, the board of directors approved interim dividend payment of 250 Won per 1 common share, which amounts to 168,318 million Won in total. The amount of dividend payable is not included in the separate financial statements attached.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL	5,271	10,543	6,908	13,516
AFS financial assets	70,890	140,319	76,699	151,999
HTM financial assets	101,846	207,614	117,240	214,692
Loans and receivables
Interest of due from banks	14,936	31,775	19,004	36,540
Interest of loans	1,719,198	3,460,344	1,896,877	3,785,646
Interest of other assets	8,897	18,305	10,649	21,074

Sub-total	1,743,031	3,510,424	1,926,530	3,843,260

Total	1,921,038	3,868,900	2,127,377	4,223,467

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Interest on deposits due to customers	692,020	1,418,406	848,004	1,686,928
Interest on borrowings	47,596	98,433	51,915	101,971
Interest on debentures	149,432	311,713	169,026	335,340
Other interest expense	28,919	58,500	30,749	62,127

Total	917,967	1,887,052	1,099,694	2,186,366

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income occurred are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees and commissions received (*)	194,743	380,831	184,273	370,343
Fees and commissions received for provision of guarantee	20,036	41,714	19,236	39,169
Fees and commissions received on project financing	2,631	4,658	7,769	8,408
Fees and commissions received on securities	17,122	32,368	14,838	29,876
Other Fees and commissions received	14,172	27,678	11,633	23,373

Total	248,704	487,249	237,749	471,169

(*)	Fees and commissions received include agency commission, fee income from electronic finance, fee income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Details of fees and commissions expenses occurred are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees and commissions paid	34,983	58,737	23,336	46,066
Other Fees and commissions paid	38	61	10,422	20,840

Total	35,021	58,798	33,758	66,906

36.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL	72	669	—	2,621
AFS financial assets	54,387	98,999	69,410	115,426

	54,459	99,668	69,410	118,047

37.	GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains (losses) on financial assets held for trading	(3,508)	39,275	3,906	(15,686)
Gains (losses) on financial assets designated at FVTPL	7,324	(9,279)	(3,353)	15,298

Total	3,816	29,996	553	(388)

(2)	Details of gains or losses on financial assets held for trading are as follows (Unit: Korean Won in millions):

			2015		2014
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial Assets at FVTPL	Securities	Gain on valuation	(10,309)	2,424	1,827	8,421
		Gain on disposals	11,213	14,784	6,632	9,377
		Loss on valuation	(4,564)	(6,593)	2,750	(4,726)
		Loss on disposals	(1,491)	(3,073)	(7,370)	(19,535)

		Sub-total	(5,151)	7,542	3,839	(6,463)

	Other financial assets	Gain on valuation	2,795	4,386	1,317	2,832
		Gain on disposals	94	200	253	455
		Loss on valuation	(2,845)	(4,444)	(1,356)	(3,103)
		Loss on disposals	(3)	(54)	(186)	(217)

		Sub-total	41	88	28	(33)

		Total	(5,110)	7,630	3,867	(6,496)

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	201,519	574,433	319,648	606,258
		Loss on transactions and valuation	(192,553)	(592,027)	(340,021)	(636,861)

		Sub-total	8,966	(17,594)	(20,373)	(30,603)

	Currencies derivatives	Gain on transactions and valuation	803,434	1,467,158	955,186	1,409,726
		Loss on transactions and valuation	(806,795)	(1,422,033)	(934,743)	(1,391,662)

		Sub-total	(3,361)	45,125	20,443	18,064

	Equity derivatives	Gain on transactions and valuation	7,889	22,006	2,065	32,874
		Loss on transactions and valuation	(11,914)	(18,368)	(2,101)	(29,605)

		Sub-total	(4,025)	3,638	(36)	3,269

Derivatives (for trading)	Other derivatives	Gain on transactions and valuation	553	11,662	2,073	8,499
		Loss on transactions and valuation	(531)	(11,186)	(2,068)	(8,419)

		Sub-total	22	476	5	80

		Total	1,602	31,645	39	(9,190)

	Total		(3,508)	39,275	3,906	(15,686)

(3)	Details of gains or losses on financial instruments designated at FVTPL are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain (loss) on equity-linked securities:
Gain (loss) on disposal of equity-linked securities	(9,799)	(10,329)	2,107	9,366
Gain (loss) on valuation of equity-linked securities	16,402	1,109	(8,510)	(5,688)

Sub-total	6,603	(9,220)	(6,403)	3,678

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	721	(59)	3,050	11,620

Total	7,324	(9,279)	(3,353)	15,298

38.	GAINS OR LOSSES ON AFS FINANCIAL ASSETS

Details of gains or losses on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain on transactions of securities	28,403	46,078	55,695	101,759
Impairment loss	(19,553)	(68,734)	(43,319)	(139,854)

Total	8,850	(22,656)	12,376	(38,095)

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitments recognized due to credit loss are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Impairment losses due to credit loss	(468,058)	(698,950)	(326,980)	(437,192)
Reversal of provision on guarantee	139,554	99,536	99,210	166,675
Reversal of provision on (provision provided) loan commitment	(3,336)	(34)	(3,143)	4,197

Total	(331,840)	(599,448)	(230,913)	(266,320)

40.	OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Details of general and administrative expenses are as follows (Unit: Korean Won in millions):

			2015		2014
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Salaries	Short-term employee benefits	Salaries	264,431	532,804	248,222	494,518
		Employee benefits	85,369	165,648	83,066	155,856
	Retirement benefit service costs		31,466	62,576	27,373	54,380
	Termination		63,116	63,116	67,708	67,708

	Sub-total		444,382	824,144	426,369	772,462

Depreciation and amortization			35,035	75,351	30,095	62,160
Other general and administrative expenses	Rent		59,258	116,154	54,823	110,095
	Taxes and public dues		29,317	52,936	25,018	49,503
	Service charges		51,169	99,689	52,000	89,643
	Computer and IT related		66,151	127,171	60,935	121,396
	Telephone and communication		7,827	15,375	7,507	14,080
	Operating promotion		8,904	19,194	7,749	17,862
	Advertising		13,337	20,195	7,795	13,570
	Printings		2,369	4,613	2,644	4,631
	Traveling		2,028	3,809	1,499	2,895
	Supplies		1,541	2,673	1,269	2,632
	Insurance premium		1,081	2,151	986	1,965
	Reimbursement		4,725	6,931	3,329	4,285
	Maintenance		3,191	6,394	3,193	6,245
	Water, light and heating		2,677	7,045	2,706	7,233
	Vehicle maintenance		2,129	4,066	2,316	4,501
	Others		2,771	7,478	1,850	3,180

	Sub-total		258,475	495,874	235,619	453,716

	Total		737,892	1,395,369	692,083	1,288,338

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain on transactions of foreign exchange	817,513	1,260,601	576,958	952,989
Gain on disposals of loans	108,589	143,314	41,598	67,867
Gain on derivatives	(25,774)	25,959	21,818	36,108
Gain on fair value hedging derivatives	20,024	25,075	3,738	12,182
Others (*)	22,094	50,510	11,175	18,999

	942,446	1,505,459	655,287	1,088,145

(*)	Other income includes such incomes amounting to 49,898 million Won and 18,871 million Won for the six months ended June 30, 2015 and 2014, respectively, that the Bank recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Loss on transactions of foreign exchange	778,423	1,205,513	480,893	846,399
KDIC Deposit insurance premium	64,821	129,194	63,680	124,830
Contribution to miscellaneous funds	83,423	167,371	83,848	165,748
Loss on disposals of loans and receivables	—	13	—	18
Loss related to derivatives	17,202	21,737	4,154	14,543
Loss on fair value hedged items	(25,900)	26,225	27,286	43,366
Others (*)	9,055	57,700	125,583	177,361

Total	927,024	1,607,753	785,444	1,372,265

(*)	Other expense includes such expenses amounting to 2,419 million Won and 164,923 million Won for the six months ended June 30, 2015 and 2014 that the Bank recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOMES (EXPENSES)

(1)	Details of gain or loss on valuation of investments in subsidiaries and associates are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Impairment loss	(382)	(21,402)	14,260	(55,047)

(2)	Details of other non-operating income (expenses) recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Other non-operating income	32,610	202,810	41,521	71,912
Other non-operating expenses	(30,573)	(55,632)	(15,271)	(46,698)

Net other non-operating income	2,037	147,178	26,250	25,214

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Rental fee income	3,778	7,514	4,018	8,087
Dividends from investments in subsidiaries and associates	9,823	27,396	10,326	19,069
Gain on disposal of premises and equipment intangible assets and investment properties	6,592	6,691	243	351
Reversal of impairment of premises and equipment intangible assets and investment properties	60	362	226	226
Others(*)	12,357	160,847	26,708	44,179

Total	32,610	202,810	41,521	71,912

(*)	Other income includes such incomes amounting to 132,784 million Won for the six months ended June 30, 2015 that the Bank received in accordance with the final irrevocable judgment for the payment of commitment (Note 44).

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Depreciation of investment properties	940	1,867	864	1,712
Interest expenses of rent leasehold deposits	187	393	421	832
Loss on disposals of premises and equipment, intangible assets and investment properties	760	1,331	224	228
Impairment loss on premises and equipment, intangible assets and investment properties	250	315	383	383
Donation	18,065	28,611	4,482	28,174
Others	10,371	23,115	8,897	15,369

Total	30,573	55,632	15,271	46,698

42.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014
Current tax expense
Current tax expense in respect of the current period	44,567	248,851
Adjustments recognized in the current period in relation to the current tax of prior periods	(20,409)	(4,623)

Sub-total	24,158	244,228

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	78,093	(114,809)
Deferred tax charged directly to equity	(2,779)	20,495

Sub-total	75,314	(94,314)

Income tax expense	99,472	149,914

(2)	Income tax expense can be reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014
Net income before income tax expense	545,972	652,317
Tax calculated at statutory tax rate (*)	131,663	157,399
Adjustments
Effect of income that is exempt from taxation	(21,074)	(19,684)
Effect of expenses that are not deductible in determining taxable profit	4,735	4,108
Effect of consolidated tax return	—	(1,137)
Adjustments recognized in the current period in relation to the current tax of prior periods	(20,409)	(4,623)
Others	4,557	13,851

Sub-total	(32,191)	(7,485)

Income tax expense	99,472	149,914

Effective tax rate	18.2%	23.0%

(*)	The applicable income tax rate is 11 % up to 200 million Won, 22 % over 200 million Won to 20 billion Won, and 24.2 % over 20 billion Won.

(3)	Details of deferred tax relating to items that are recognized directly in equity are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Loss on valuation of AFS securities	(100,467)	(90,308)
Foreign currencies translation of foreign operations	5,473	6,420
Remeasurement of the net defined benefit liability	44,736	36,409

	(50,258)	(47,479)

43.	EARNINGS PER SHARE (“EPS”)

(1)	Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS, and number of shares):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income attributable to common shareholders	199,949	446,500	203,223	502,403
Dividends to hybrid securities	(41,888)	(81,697)	(28,418)	(66,584)
Net income attributable to common shareholders	158,061	364,803	174,805	435,819
Weighted average number of common shares outstanding	673 million	673 million	597 million	597 million
Basic Earnings Per Share (Unit: Korean Won)	235	542	293	730

(2)	Diluted EPS equals to basic EPS for there is no dilution effect for the six months ended June 30, 2015 and 2014.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees which the Bank has provided to others are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Confirmed guarantees:
Guarantees for loans	107,229	109,213
Acceptances	582,173	594,837
Guarantees in acceptances of imported goods	102,679	126,279
Other confirmed guarantees	8,506,077	8,155,752

Total	9,298,158	8,986,081

Unconfirmed guarantees:
Local letters of credit	420,175	575,919
Letters of credit	4,684,906	4,343,689
Other unconfirmed guarantees	1,621,345	1,559,938

Total	6,726,426	6,479,546

Commercial paper purchase commitments and others	2,214,673	2,519,640

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Loan commitments	64,724,590	65,854,389
Other commitments	2,794,822	2,006,976

(3)	Litigation case

a)	The Bank has filed and faced lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	June 30, 2015
	As plaintiff	As defendant
Number of cases	72	219
Amount of litigation	348,787	313,631
Provisions for litigations		16,781

	December 31, 2014
	As plaintiff	As defendant
Number of cases	86	257
Amount of litigation	817,094	290,778
Provisions for litigations		15,096

b)	The Bank, along with other 13 financial institutions including Seoul Guarantee Insurance, has filed a lawsuit against Samsung Group and its associates as defendant in respect of the claim of return of guaranteed fund which was related to the filing of court administration of Renault Samsung Motors. In regard to the lawsuit, on January 29, 2015, the supreme court of Korea made final judgment that the plaintiff should pay the guaranteed fund to the Bank and other financial institutions. The Bank recognized 132,784 million Won as gain for the six months ended June 30, 2015, in accordance with K-IFRS 1037 Provisions, Contingent liabilities and Contingent assets.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Bank, assets and liabilities recognized and major transactions with related parties during the current and prior period are as follows:

(1)	The related parties of the Bank as of June 30, 2015 are as follows:

Related parties
Controlling party (Government related entity)	KDIC

Joint ventures	Woori Renaissance Holdings

Subsidiaries

Woori Credit Information Co., Ltd., Woori America Bank, Woori Global Markets Asia Ltd.,

Woori Bank China Limited, Zao Woori Bank, PT Bank Woori Saudara Indonesia 1906 Tbk (*),

Woori Brazil Bank, Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd.,

Woori Finance Cambodia, Woori FIS Co., Ltd., Woori Card Co., Ltd., Woori Private Equity Co., Ltd., Woori Finance Research Institute, Woori Investment Bank, Woori Private Equity Fund, Woori EL Co., Ltd., Woori Bank Principal and Interest Guaranteed Trust,

Woori Bank Principal Guaranteed Trust, Kumho Trust 1st Co., Ltd. and 15 SPCs,

Kiwoom Partner Plus 4th and 35 Beneficiary Certificates

Associates

Woori Blackstone Korea Opportunity Private Equity Fund 1, Korea Credit Bureau Co., Ltd.,

Phoenix Digital Tech Co., Ltd., Korea Finance Security Co., Ltd.,

Woori Service Networks Co., Ltd., Kumho Tires Co., Inc.,

United PF 1st Corporate financial stability, Chin Hung International Inc.,

Poonglim Industrial Co., Ltd.,

Hana Engineering & Construction Co., Ltd., STX Engine Co., Ltd.,

Samho International Co., Ltd., Force TEC Co., Ltd.,

Woori Columbus 1st Private Equity Fund, STX Corporation, Osung LST Co., Ltd.

(*)	During the year ended December 31, 2014, Indonesia Woori Bank, which was a consolidated subsidiary of the Bank, merged with Saudara Bank, and the bank changed its name into PT Bank Woori Saudara Indonesia 1906 Tbk.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	June 30, 2015	December 31, 2014
Controlling party (Government related entity)	KDIC	Other assets	670,893	691,101
		Deposits	1,261,909	1,157,232
		Other liabilities	8,268	12,360
Subsidiaries	Structured entities	Loans	91,819	119,600
		Allowance for credit loss	(40,397)	(44,083)
		Other assets	20	—
		Deposits	3,240	1,952
	Woori Bank China Limited	Due from banks	8,323	6,354
		Loans	370,004	250,294
		Allowance for credit loss	(368)	(252)
		Other assets	515	1,652
		Other liabilities	39	1,208
		Deposits	925	—
	Zao Woori Bank	Due from banks	69,661	59,597
		Loans	65,041	76,009
		Allowance for credit loss	(65)	(76)
		Other assets	97	109
	Woori Global Markets Asia Ltd.	Loans	131,154	108,861
		Allowance for credit loss	(116)	(113)
		Other assets	—	60
		Deposits	183	3,826
		Borrowings	2,810	—

Related party		A title of account	June 30, 2015	December 31, 2014
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	Due from banks	15,880	4,862
		Loans	56,205	—
		Allowance for credit loss	(56)	—
		Deposits	69	68
	Woori Credit Information Co., Ltd.	Deposits	17,721	18,597
		Other liabilities	10,562	10,251
	Beneficiary Certificates	Other assets	13	—
	Woori America Bank	Due from banks	499	4,782
	Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other assets	8,159	3,949
		Other liabilities	41,443	61,098
	Woori Fund Service Co., Ltd.	Deposits	2,008	2,396
		Other liabilities	819	19
	Korea BTL Infrastructure Fund	Other assets	8	8
	Woori Private Equity Fund	Other assets	3	4
		Deposits	4,598	853
		Other liabilities	1	—
	Woori EL Co., Ltd.	Deposits	23	24
	Woori Finance Cambodia	Loans	9,555	6,595
		Allowance for credit loss	(3)	(36)
	Woori FIS Co., Ltd.	Other assets	103	—
		Deposits	56,816	31,486
		Other liabilities	18,628	18,719
	Woori Private Equity Co., Ltd.	Loans	—	5
		Deposits	20,217	11,913
		Other liabilities	165	31
	Woori Finance Research Institute	Deposits	3,283	1,987
		Other liabilities	588	1,848
	Woori card Co., Ltd.	Other assets	11,189	8,221
		Deposits	51,658	43,520
		Other liabilities	9,226	11,654
	Woori Investment Bank	Other assets	12,351	25,299
		Deposits	4,784	4,369
		Other liabilities	14,797	25,415
Associates	Kumho Tires Co., Inc.	Loans	323,922	334,301
		Allowance for credit loss	(918)	(2,962)
		Deposits	57,032	80,978
		Other liabilities	131	85
	Korea Credit Bureau Co., Ltd.	Deposits	4,016	3,215
		Other liabilities	15	19
	Korea Finance Security Co., Ltd.	Deposits	2,166	2,738
		Other liabilities	17	10

Related party		A title of account	June 30, 2015	December 31, 2014
Associates	Woori Service Networks Co., Ltd.	Deposits	3,439	3,169
		Other liabilities	374	84
	United PF 1st Corporate financial stability	Deposits	11,987	30
	Chin Hung International Inc.	Loans	5,366	42,764
		Allowance for credit loss	(4,511)	(12,274)
		Deposits	16,896	7,615
		Other liabilities	17	11
	Poonglim Industrial Co., Ltd	Loans	3,019	24,999
		Allowance for credit loss	(338)	(3,123)
		Other assets	1	1
		Deposits	14,175	20,878
		Other liabilities	5	12
	Phoenix Digital Tech Co., Ltd.	Loans	3,359	3,764
		Allowance for credit loss	(201)	(109)
		Deposits	249	306
		Other liabilities	1	6
	Ansang Tech Co., Ltd(*)	Loans	—	38
		Allowance for credit loss	—	(38)
	Samho International Co., Ltd.	Loans	45,063	42,665
		Allowance for credit loss	(8,045)	(8,774)
		Deposits	95,190	132,190
		Other liabilities	1,527	169
	Force TEC Co., Ltd.	Loans	21,071	24,230
		Allowance for credit loss	(1,000)	(1,548)
		Deposits	2,780	139
		Other liabilities	470	—
	Hana Engineering & Construction Co., Ltd.	Loans	169	169
		Allowance for credit loss	(169)	(169)
		Deposits	57	49
	STX Engine Co., Ltd.	Loans	110,138	163,254
		Allowance for credit loss	(19,675)	(24,724)
		Other assets	—	27
		Deposits	3,448	3,701
		Other liabilities	308	53
	STX Corporation	Loans	151,366	182,195
		Allowance for credit loss	(25,736)	(23,442)
		Deposits	12,558	25,823
		Other liabilities	92	18
	Osung LST Co., Ltd	Loans	5,639	5,639
		Allowance for credit loss	(415)	(561)
		Deposits	1,149	5,133
		Other liabilities	12	14

(*)	The entity is excluded from the related party through disposal of subsidiaries for the six months ended June 30, 2015.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the six months ended June 30
Related party		A title of account	2015	2014
Controlling party (Government related entity)	KDIC	Interest income	11,781	14,035
		Interest expenses	12,064	6,653
		Reversal of impairment losses due to credit loss	—	(58)
Subsidiaries	Structured entities	Fees income	2,140	1,874
		Interest expenses	3	4
		Impairment losses due to credit loss (Reversal)	(3,686)	12,632
	Woori Credit Information Co., Ltd.	Dividends	2,016	1,008
		Other income	185	210
		Interest expenses	164	160
		Fees expenses	6,051	5,189
	Korea BTL Infrastructure Fund	Dividends	15,003	16,202
		Fees income	33	32
	Woori Bank China Limited	Interest income	1,455	1,188
		Fees income	136	—
		Other income	19	—
		Other expense	39	—
		Impairment losses due to credit loss	116	115
	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	129	—
		Dividends	1,556	—
		Fees expenses	29	—
		Impairment losses due to credit loss (Reversal)	56	(45)
	Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other income	4,210	3,637
		Interest expenses	404	917
		Other expenses	13	6
	Zao Woori Bank	Interest income	279	323
		Reversal of provision for credit loss	(11)	(13)
	Woori Global Markets Asia Ltd.	Interest income	813	540
		Interest expenses	2	1
		Impairment losses due to credit loss	2	171
	Woori Fund Service Co., Ltd.	Fees income	1	1
		Other income	45	—
		Interest expenses	19	55
	Woori Private Equity Fund	Fees income	3	4
		Interest expenses	5	29
	Woori Finance Cambodia	Interest income	115	—
		Reversal of impairment losses due to credit loss	(33)	—
	Woori FIS Co., Ltd.	Other income	3,549	3,699
		Other expenses	117,665	113,808
	Woori Private Equity Co., Ltd.	Interest expenses	145	83

			For the six months ended June 30
Related party		A title of account	2015	2014
Subsidiaries	Woori Finance Research Institute	Other income	143	—
		Interest expenses	16	27
		Fees expenses	2,150	—
	Woori card	Fees income	62,161	58,915
		Other income	395	451
		Interest expenses	40	63
		Other expenses	—	234
		Reversal of impairment losses due to credit loss	(14)	—
	Woori Investment Bank	Interest income	—	11
		Fees income	111	—
		Other income	587	—
		Interest expenses	23	34
		Other expenses	775	—
		Reversal of impairment losses due to credit loss	(58)	—
Associates	Kumho Tires Co., Inc.	Interest income	1,331	653
		Fees income	5	6
		Other income	—	5,739
		Interest expenses	120	103
		Reversal of impairment losses due to credit loss	(1,989)	(1,265)
	Korea Finance Security Co., Ltd.	Dividends	55	55
		Interest expenses	21	29
	Korea Credit Bureau Co., Ltd.	Interest expenses	36	33
	Woori Service Networks Co., Ltd.	Dividends	12	12
		Other income	13	13
		Interest expenses	42	30
	Woori Blackstone Korea Opportunity Private Equity Fund 1st	Dividends	8,754	1,287
	Chin Hung International Inc.	Interest income	624	848
		Fees income	1	1
		Interest expenses	18	13
		Reversal of impairment losses due to credit loss	(844)	(6,494)
	Poonglim Industrial Co., Ltd.	Interest expenses	6	13
		Reversal of impairment losses due to credit loss	(2,785)	(138)
	Phoenix Digital Tech Co., Ltd.	Interest income	105	8
		Interest expenses	3	7
		Impairment losses due to credit loss	93	23
	Ansang Tech Co., Ltd(*)	Reversal of impairment losses due to credit loss	—	(135)
	Samho International Co., Ltd.	Interest income	490	330
		Fees income	4	4

			For the six months ended June 30
Related party		A title of account	2015	2014
		Interest expenses	560	547
		Impairment losses due to credit loss (Reversal)	613	(198)
Associates	Force TEC Co., Ltd.	Interest income	124	917
		Interest expense	—	3
		Impairment losses due to credit loss (Reversal)	(78)	3,790
	STX Engine Co., Ltd.	Interest income	682	1,481
		Fees income	68	62
		Interest expenses	24	22
		Impairment losses due to credit loss	20,876	11,295
	STX Corporation	Interest income	910	1,141
		Fees income	36	1
		Interest expenses	3	3
		Impairment losses due to credit loss ( )	2,366	(159,653)
	Osung LST Co., Ltd.	Interest income	112	249
		Other income	—	1,344
		Interest expense	12	16
		Reversal of impairment losses due to credit loss	(146)	(2,735)

(*)	As the Bank sold its ownership of Ansang Tech Co., Ltd. During six months ended June 30, 2015, it is excluded from the related parties.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	June 30, 2015	December 31, 2014
KDIC	Loan commitment	1,500,000	1,500,000
Woori America Bank	Confirmed guarantees in foreign currencies	101	923
P.T. Bank Woori Indonesia	Confirmed guarantees in foreign currencies and others	103,911	86,858
Woori Global Markets Asia Ltd.	Confirmed guarantees in foreign currencies	17,986	15,759
Woori Bank China Limited	Confirmed guarantees in foreign currencies and others	102,491	68,085
Zao Woori Bank	Confirmed guarantees in foreign currencies	55,329	51,200
Woori Brazil Bank	Confirmed guarantees in foreign currencies	2,059	—
Woori Finance Cambodia	Loan commitment	1,686	4,397
Korea BTL Infrastructure Fund	Securities purchase contract	468,786	500,424
Structured entities	Loan commitment in local currency	389,200	305,800
	Loan commitment	340	—
Woori Card Co., Ltd.	Loan commitment	500,000	500,000
Woori Investment Bank	Loan commitment	50,000	50,000
Kumho Tires Co., Inc.	Import credit in foreign currencies and others	19,305	18,110
	Loan commitment	105,104	87,785
ChinHung International Inc.	Loan commitment	40,630	40,630
Phoenix Digital Tech Co., Ltd.	Loan commitment	1	238
STX Engine Co., Ltd.	Import credit in foreign currencies and others	80,283	81,431
	Loan commitment	12,735	4,193
Samho International Co., Ltd.	Import credit in foreign currencies	1,874	2,360
	Loan commitment	30,007	25,885
Force TEC Co., Ltd.	Loan commitment	8,178	5,893
STX Corporation	Import credit in foreign currencies and others	27,441	30,062
	Loan commitment	3,263	13,009

For the guarantee provided to the related parties, the Bank recognized provisions for guarantees amounting to 26,725 million Won and 21,923 million Won, respectively, as of June 30, 2015 and December 31, 2014.

(5)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2015	2014 (*)
Salaries	2,799	2,148
Severance and retirement benefits	142	87

Total	2,941	2,235

(*)	As the scope of the compensation for key management disclosure has changed, the comparative amounts are restated.

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 1,038 million Won and 2,036 million Won, respectively, and with respect to the assets, the Bank has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
			2015		2014
	June 30, 2015	December 31, 2014	Three months ended June 30	For the six months ended June 30	Three months ended June 30	For the six months ended June 30
Trust accounts	34,542,183	31,225,968	181,133	459,928	181,133	376,464

(2)	Significant receivables and payables between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Receivables
Trust fees receivables	23,430	17,956
Payables
Borrowings from trust accounts	4,118,489	2,949,097

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	2015		2014
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Revenue
Trust fees	12,052	23,560	9,891	19,754
Expense
Interest expenses on borrowings from trust accounts	16,151	32,439	19,092	40,450

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Principal guaranteed trusts
Old-age pension trusts	5,541	5,619
Personal pension trusts	526,319	528,680
Pension trusts	655,630	640,275
Retirement trusts	70,114	75,847
New personal pension trusts	8,686	8,897
New old-age pension trusts	3,509	3,859

Sub-total	1,269,799	1,263,177

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	800	857

Sub-total	819	876

Total	1,270,618	1,264,053

2)	The amounts that the Bank has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2015	December 31, 2014
Liabilities for the account (subsidy for trust account adjustment)	13	15

47.	BUSINESS COMBINATION

On November 1, 2014, the Bank (acquirer) merged with Woori Finance Holdings (acquiree) based on the resolution of the board of directors on July 28, 2014, and the Bank became the existing entity and Woori Finance Holdings was dissolved. The merger ratio was 1:1.0000000, and the shareholders of Woori Finance Holdings received one common share of the Bank per one common share of the company as compensation.

Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares.

Details of the merger are described as follows:

Type	Merger
Type of merger Companies involved in merger	Statutory Merger
Woori Bank (existing entity)
Woori Finance Holdings Co., Ltd. (non-existing entity)
New shares acquired due to merger	676,278,371 shares of common stock
Schedule	Date of merger:	November 1, 2014
	Date of registration of merger:	November 3, 2014
	Date for distribution of stocks:	November 18, 2014
	Date for listing of stocks:	November 19, 2014

Since this merger qualifies as a business combination under common control, the Bank recognized the transferred assets and liabilities of Woori Finance Holdings at the book values as previously recognized on the consolidated financial statements, and no goodwill was newly recognized.

As of the merger date, the book values of assets and liabilities of Woori Finance Holdings are as follows (Unit: Korean Won in millions):

November 1, 2014
Assets:
Cash and cash equivalents	1,361,237
Loans and receivables	181,325
Investments in subsidiaries and associates	13,831,963
Premises and equipment	187
Intangible assets and goodwill	44
Deferred tax assets	1,909
Other assets	709

Total	15,377,374

Liabilities:
Debentures	3,265,646
Provision for retirement	879
Other financial liabilities	27,344
Other liabilities	144

Total	3,294,013

Net-asset	12,083,361

The statement of financial position of the Bank and Woori Finance Holdings before the merger, the accounting treatments for the acquisition, and the statements of financial position of the Bank after the merger as of November 1, 2014 are as follows (Unit: Korean Won in millions):

	Woori Bank (Before merger)	Woori Finance Holdings (Book Value)	Acquisition entry	Woori Bank (After merger)
Total assets	250,109,405	15,377,374	(13,875,071)	251,611,708
Total liabilities	231,762,948	3,294,013	(1,379,311)	233,677,650
Capital stock	2,983,452	3,381,392	(2,983,452)	3,381,392
Hybrid securities	1,880,798	498,407	—	2,379,205
Capital surplus	732,537	91,478	(554,483)	269,532
Other equity	156,225	(1,522,950)	677,209	(689,516)
Retained earnings	12,593,445	9,635,034	(9,635,034)	12,593,445
Total equity	18,346,457	12,083,361	(12,495,760)	17,934,058

48.	PROMOTING PRIVATIZATION PLAN

With respect to the privatization of Woori Bank, the Public Fund Oversight Committee (“PFOC”) announced the plan that comprised the merger between Woori Finance Holdings Co., Ltd (“Holding Company”) and Woori Bank and disposal of controlling interests (30% of ownership) and non-controlling interests (26.97% of ownership), respectively, of Woori Bank after newly listing its shares on the stock exchange newly. Pursuant to the plan, the Bank merged with the Holding Company as of November 1, 2014, and completed its listing on Korean Stock Exchange on November 19, 2014.

On November 28, 2014, KDIC commenced the bidding procedure for the disposal of controlling interests and non-controlling interests of the Bank. Since only the bidding for the non-controlling interests, consequently KDIC’s ownership of the Bank decreased from 56.97% to 51.04%.

On July 21, 2015, the PFOC, a deliberative body in charge of privatizing Woori Bank, held a meeting to discuss means to promote the privatization plan, and announced a plan to take a two-track approach to sell the stake. To maximize the retrieval of public fund initially invested, promotion of privatization schedule and development of financial industry, the PFOC is considering a new approach of selling parts out of the government’s stake to multiple buyers in smaller portions, as well as its previous plan of selling the controlling stake to a single buyer. The government has a strong commitment in carrying forward the sale of Woori Bank and will continue to make utmost effort to privatize Woori Bank as early as possible. The specific plan will be discussed in the PFOC further.